Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MAXLINEAR, INC.,

SHARK MERGER SUB

and

SILICON MOTION TECHNOLOGY CORPORATION

Dated as of May 5, 2022

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3.26	Opinion of Financial Advisor	36
3.27	No Other Representations or Warranties	36

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		37

4.1	Corporate Organization	37
4.2	Authority, Execution and Delivery; Enforceability	37
4.3	No Conflicts	38
4.4	Capitalization	38
4.5	SEC Documents; Financial Statements; Undisclosed Liabilities	39
4.6	Absence of Certain Changes or Events	42
4.7	Compliance with Laws	42
4.8	Material Contracts.	43
4.9	Proxy Statement; Form S-4	43
4.10	Legal Proceedings	44
4.11	Financing	44
4.12	Sufficient Funds	46
4.13	Valid Issuance	46
4.14	Interested Owner	46
4.15	Solvency	46
4.16	Ownership of Merger Sub	46
4.17	No Shareholder and Management Arrangements	47
4.18	Brokers	47
4.19	No Other Representations and Warranties	47

ARTICLE 5 COVENANTS		47

5.1	Conduct of Business by the Company Pending the Closing	47
5.2	Conduct of Business by Parent Pending the Closing	51
5.3	Preparation of the Form S-4; Preparation of Proxy Statement; Company Meeting	52
5.4	Access to Information; Confidentiality	55
5.5	No Solicitation	56
5.6	Appropriate Action; Consents; Filings	62
5.7	Certain Notices	65
5.8	Public Announcements	66
5.9	Employee Benefit Matters.	66
5.10	Directors’ and Officers’ Insurance and Indemnification	68
5.11	Parent Agreements Concerning Merger Sub	70
5.12	Takeover Statutes	70
5.13	Shareholder Litigation	71
5.14	Stock Exchange Delisting	71
5.15	Transfer Taxes	71
5.16	Financing	71
5.17	Interim Financial Statements	77
5.18	Stock Exchange Listing	77

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ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		77

6.1	Conditions to Obligations of Each Party Under This Agreement	77
6.2	Conditions to Obligations of the Company Under This Agreement	78
6.3	Conditions to Obligations of Parent and Merger Sub Under This Agreement	78
6.4	Frustration of Closing Conditions	79

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		79

7.1	Termination	79
7.2	Effect of Termination	81
7.3	Termination Fees.	82
7.4	Limitation on Recourse	83
7.5	Amendment	84
7.6	Waiver	84

ARTICLE 8 GENERAL PROVISIONS		84

8.1	Non-Survival of Representations, Warranties and Covenants	84
8.2	Fees and Expenses	84
8.3	Notices	85
8.4	Certain Definitions	86
8.5	Terms Defined Elsewhere	97
8.6	Severability	102
8.7	Entire Agreement	102
8.8	No Third Party Beneficiaries	102
8.9	Assignment	103
8.10	Mutual Drafting; Interpretation	103
8.11	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	103
8.12	Counterparts	105
8.13	Specific Performance	105
8.14	Financing Sources	106

Exhibit A	Form of Plan of Merger

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 5, 2022 (this “Agreement”), is made by and among MAXLINEAR, INC., a Delaware corporation (“Parent”), SHARK MERGER SUB, an exempted company with limited liability incorporated under the Law of the Cayman Islands having a registered office at Appleby Global Services (Cayman) Limited, 71 Fort Street, George Town, Grand Cayman KY1-1106, Cayman Islands (“Merger Sub”), and SILICON MOTION TECHNOLOGY CORPORATION, an exempted company with limited liability incorporated under the Law of the Cayman Islands and having its registered office at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P. O. Box 2681 GT, George Town, Grand Cayman, British West Indies (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A. The Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (as defined in the Companies Act (2022 Revision) of the Cayman Islands (the “CICA”)) (the “Surviving Company”) on the terms and subject to the conditions set forth in this Agreement and in accordance with Part XVI of the CICA.

B. Each of (i) the Board of Directors of Merger Sub and (ii) Parent, as the sole shareholder of Merger Sub, has, upon the terms and subject to the conditions set forth herein, approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Merger.

C. The Board of Directors of Parent (“Parent Board”) has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock as consideration in the Merger (the “Share Issuance”).

D. The Board of Directors of the Company (the “Company Board”) has, unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the shareholders of the Company for its adoption, and (iv) recommended that the Company’s shareholders adopt this Agreement.

E. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands, and the Company shall continue as the Surviving Company under the Laws of the Cayman Islands and become a wholly owned Subsidiary of Parent. The Merger shall be effected pursuant to the CICA and shall have the effects set forth in this Agreement and the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the Effective Time, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall vest in the Surviving Company, and the Surviving Company shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities and duties of each of the Company and Merger Sub. The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions”.

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; save and except (i) all references to the name of the Surviving Company shall be amended to “Silicon Motion Technology Corporation”; (ii) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; (iii) such memorandum and articles of association shall include such indemnification provisions as required by Section 5.10(a); and (iv) such other conforming changes necessary given the Merger.

(c) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent prior to the Effective Time shall become the directors of the Surviving Company, each to hold office, from and after the Effective Time, in accordance with the memorandum and articles of association of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall continue to be the officers of the Surviving Company from and after the Effective Time holding the same officer positions and titles as with the Company immediately prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with memorandum and articles of association of the Surviving Company.

(d) If, at any time after the Effective Time, the Surviving Company shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to execute and deliver all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:30 p.m. (Taiwan time) as soon as practicable, but in any event no later than the second (2nd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), via electronic exchange of signature pages unless another time, date or place is agreed to in writing by the parties hereto, provided, however, that notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), the Closing shall not occur until the date that is the earlier of (a) any Business Day before or during the Marketing Period specified by Parent on no less than two (2) Business Days’ prior written notice to the Company and (b) the second (2nd) Business Day after the final day of the Marketing Period. The date on which the Closing actually occurs is referred to as the “Closing Date”. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Exhibit A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA. The Merger shall become effective on the date specified in the Plan of Merger and the Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date as specified in the Plan of Merger in accordance with the CICA (the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Cancellation of Shares. Each ordinary share, par value $0.01 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, Dissenting Shares and Shares represented by each American Depositary Share, representing four (4) Shares (each, an “ADS” or, collectively, the “ADSs”), shall be cancelled in exchange for the right to receive (i) $23.385 per Share (the “Per Share Cash Merger Consideration”), and (ii) 0.097 validly issued, fully paid and nonassessable shares of Parent Common Stock (together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.1(f), the “Per Share Stock Merger Consideration” and, together with the Per Share Cash Merger Consideration, the “Per Share Merger Consideration”), in each case of clauses (i) and (ii), without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5 and as payable in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration to be paid in accordance with Section 2.2.

(b) Cancellation of Shares Represented by ADSs. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing any Excluded Shares), together with the underlying Shares represented by such ADSs, shall be cancelled in exchange for the right to receive (i) $93.54 per ADS (the “Per ADS Cash Merger Consideration”) and (ii) 0.388 validly issued, fully paid and nonassessable shares of Parent Common Stock (together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.1(f) the “Per ADS Stock Merger Consideration” and, together with the Per ADS Cash Merger Consideration, the “Per ADS Merger Consideration”), in each case of clauses (i) and (ii), without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5 and as payable in accordance with the terms and conditions set forth in this Agreement and that certain Amended and Restated Deposit Agreement, dated December 5, 2013, entered into by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. As of the Effective Time, all such ADSs (together with the underlying Shares represented by such ADSs) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per ADS Merger Consideration to be paid in accordance with Section 2.2.

(c) Cancellation of Excluded Shares. Each of the Excluded Shares and each of the ADSs representing the Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(d) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist in accordance with Section 2.3 and thereafter represent only the right to receive the applicable payments set forth in Section 2.3.

(e) Merger Sub Equity Interests. The authorized share capital of Merger Sub immediately prior to the Effective Time is fifty thousand dollars ($50,000) divided into five million (5,000,000) ordinary shares of par value $0.01 per share. Each ordinary share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company.

(f) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Share Certificates or with respect to Uncertificated Shares or of any ADS or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Shares or ADS converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Share Certificates, Uncertificated Shares, ADSs or other acceptable evidence delivered by such holder to the Exchange Agent) shall receive, in lieu thereof and upon the terms of this Agreement, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP (rounded down to the nearest penny).

2.2 Payment for Securities; Exchange of Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall designate a bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of all payments required to be made pursuant to Sections 2.1(a), 2.1(b), 2.1(f) and Section 2.3 (in the case of Section 2.3, when ascertained) (collectively, the “Merger Consideration”) in connection with the Merger (the “Exchange Agent”), and Parent shall enter into an Exchange Agent agreement with the Exchange Agent in form and substance reasonably acceptable to the Company. Parent shall pay, or cause to be paid, the fees and expenses of the Exchange Agent. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.3, when ascertained, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) cash in an amount sufficient to pay the cash portion of the aggregate Merger Consideration and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election), in each case, to which holders of Shares and ADSs (other than Excluded Shares and ADS representing Excluded Shares) shall be entitled at the Effective Time pursuant to this Agreement. In the event such deposited funds or Parent Common Stock are insufficient to pay the Merger Consideration, Parent shall promptly deposit, or cause to be deposited, with the Exchange Agent such additional funds or evidence of Parent Common Stock, as applicable, to ensure that the Exchange Agent has sufficient funds and Parent Common Stock to make such payments. The funds representing the cash portion of the Merger Consideration shall be invested by the Exchange Agent as directed by Parent, pending payment thereof by the Exchange Agent to the holders of the Shares and ADSs (other than Excluded Shares and ADSs representing Excluded Shares) in accordance with this Article 2; provided, however, that no such investment or losses shall affect the amounts payable to such holders and Parent and the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Exchange Agent that are lost through any investment to the extent necessary to ensure that there are at all times funds sufficient for the Exchange Agent to pay the Merger Consideration. Earnings from such investments shall be the sole and exclusive property of the Surviving Company, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Exchange Procedures. As soon as practicable after the Effective Time (and in no event later than four (4) Business Days after the Effective Time), the Surviving Company shall cause the Exchange Agent to mail or deliver to each Person that was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of funds and Parent Common Stock to registered holders of such Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree; and (ii) instructions for use in effecting the surrender of the any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits of loss and indemnity in lieu of the Share Certificates as provided in Section 2.2(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for payment of the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, each registered holder of Shares represented by such Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefore, (i) an amount in cash equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Cash Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5) and (ii) a number of book-entry shares of Parent Common Stock equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Stock Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Share Certificate so surrendered shall forthwith be cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Exchange Agent and the Depositary to ensure that (A) the Exchange Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time (i) an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) multiplied by (y) the Per ADS Cash Merger Consideration and (ii) evidence of a number of book-entry shares of Parent Common Stock equal to (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) multiplied by (y) the Per ADS Stock Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADS (other than ADS representing Excluded Shares) upon surrender by them of the ADS. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.5) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article 2.

(c) Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, upon the making of an affidavit of that fact and an indemnity by the holder thereof, in form and substance reasonably satisfactory to Parent and the Exchange Agent, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Merger Consideration, require the owners of such lost, stolen or destroyed Share Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Company or the Exchange Agent with respect to the Share Certificates alleged to have been lost, stolen or destroyed.

(d) Termination of Fund; Untraceable Shareholders. Any portion of the funds (including any interest received with respect thereto) made available to the Exchange Agent or the Depositary, as applicable, that remains unclaimed by the holders of Shares or ADS on the first anniversary of the Effective Time will be returned to Parent or an affiliate thereof designated by Parent, upon demand, and any such holder who has not complied with this Section 2.2(d) shall thereafter look only to Parent for the cash to which they are entitled in accordance with Section 2.1(a) and Section 2.1(b). Remittances for the Per Share Merger Consideration or Per ADS Merger Consideration shall not be sent to holders of Shares or ADSs, respectively, who are untraceable unless and until, except as provided below, they notify the Exchange Agent or Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion payment has been sent to such person and has been returned undelivered, or (y) has been sent to such person because on an earlier occasion such payment for a dividend so payable had been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Any portion of the Per Share Merger Consideration or Per ADS Merger Consideration due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Any such amounts that remained unclaimed after a period of six (6) years from the Closing Date shall, to the extent permitted by applicable Laws, be forfeited and shall revert to the Surviving Company.

(e) No Liability. None of Exchange Agent, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

2.3 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3) and to the extent available under the CICA, Shares issued and outstanding immediately prior to the Effective Time and held by a shareholder of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (such Shares, the “Dissenting Shares,” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist, and the Dissenting Shareholders shall only be entitled to receive payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA.

(b) If any such Dissenting Shareholder fails to exercise or perfect or who otherwise waives, withdraws or loses their dissenter rights under Section 238 of the CICA, then such Dissenting Shareholder shall be entitled to receive the Per Share Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in the manner set forth in Section 2.2. Parent shall promptly deposit or cause to be deposited with the Exchange Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to any such Dissenting Shareholder who have failed to exercise or perfect or who otherwise waived, withdrew or lost their dissenter rights under Section 238 of the CICA. The Company shall give Parent (i) prompt written notice of any notices of objection, notices of approvals, notices of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights; and (ii) the opportunity to participate in and control (in consultation with the Company) all negotiations and Proceedings with respect to any such notices, demands, offers, or other instruments served pursuant to applicable law of the Cayman Islands and received by the Company relating to shareholders’ rights to dissent from the Merger or appraisal rights. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICA within twenty (20) days immediately following the date on which the Company Shareholder Approval is obtained at the Company Meeting.

2.4 Treatment of Company RSUs.

(a) Effective immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock unit award, vested or unvested, that (i) corresponds to Shares, (ii) is granted under the Company Equity Plan (each, a “Company RSU”) other than to a non-employee director and (iii) is outstanding immediately prior to the Effective Time shall be cancelled and converted into an award of restricted stock units covering the number of shares of Parent Common Stock, rounded down to the nearest whole share, (“Converted RSUs”), equal to the product of (x) the number of Shares subject to such award of Company RSUs and (y) the sum of (A) 0.097, and (B) the quotient obtained by dividing (i) the Per Share Cash Merger Consideration by (ii) the Parent Common Stock VWAP.

(b) Effective immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU award that is held by a non-employee director and is outstanding immediately prior to the Effective Time shall vest in full and shall be cancelled and converted into the right to receive the Per Share Merger Consideration multiplied by the number of Shares subject to such award of Company RSUs. All payments described in this Section 2.4(b) shall be paid in accordance with the payment provisions in this Article 2.

(c) Any Converted RSUs issued pursuant to Section 2.4(a) shall be subject to the same terms and conditions as were applicable under such Company RSUs (including any applicable change of control or other accelerated vesting provisions, whether pursuant to an award agreement or any other agreement between the Company and any holder of any award of Company RSUs or pursuant to any other arrangement or plan applicable to any holder of an award of Company RSUs).

(d) Prior to the Effective Time, the Company and the Company Board (or an applicable committee thereof) shall adopt such resolutions and take all other actions as are necessary to authorize and give effect to the treatment of the Company RSUs in accordance with this Section 2.4, including delivering all required notices, obtaining all necessary consents. At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each award of Converted RSU. As soon as practicable on or following the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each such award of Converted RSUs.

2.5 Withholding Rights. The Company, Parent, Merger Sub, the Surviving Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6 Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, reorganization, subdivision, combination, exchange of shares, or other similar event, the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares and ADS the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1.

2.7 No Transfers. From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Exchange Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article 2 in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.3 in the case of the Dissenting Shares.

2.8 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the Deposit Agreement in accordance with its terms.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Article 3 to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent that such disclosure relates to such other sections, without reference to the underlying documents referenced therein and without independent knowledge of the matters described therein), and (b) as otherwise disclosed or identified in the Company SEC Documents filed or furnished with the SEC prior to the date hereof and after January 1, 2019 (other than any risk factors or forward-looking disclosures contained in the “Forward Looking Statements” or “Risk Factors” or similar sections of the Company SEC Documents or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) (provided that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.2, Section 3.3, Section 3.4, Section 3.5(a)(i), or clause (ii) of Section 3.7(a)), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is an exempted company incorporated with limited liability, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Subsidiary of the Company is a direct, or indirect, wholly owned Subsidiary of the Company. Each Subsidiary of the Company is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company does not directly or indirectly own any Equity Interest in any Person other than Subsidiaries of the Company.

3.2 Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company and each of the Company’s material Subsidiaries that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC). Such memorandum and articles of association or equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary of the Company is in material violation of any provision of its organizational documents.

3.3 Capitalization.

(a) The authorized share capital of the Company is five million dollars ($5,000,000) divided into five hundred million (500,000,000) Shares. All issued and outstanding Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights or any similar rights under any provision of the CICA. All Shares subject to issuance upon the exercise, vesting or conversion of any convertible security, including the Company RSUs, will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar rights.

(b) As of the close of business on May 3, 2022 (the “Capitalization Date”):

(i) 137,751,240 Shares were issued and outstanding, 137,455,312 of which were represented by ADS;

(ii) 5,506,800 Shares were held in treasury; and

(iii) 1,143,876 Shares were issuable pursuant to outstanding Company RSUs.

(c) Section 3.3(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, complete, and correct list of (i) each Company RSU outstanding as of the Capitalization Date, (ii) the name of the holder thereof, the country in which the holder thereof provides services to the Company or any Subsidiary of the Company, the grant date, expiration date (if applicable), the number of Shares issuable thereunder, and the applicable vesting schedule. The Company has not granted any Company RSUs that constitute “nonqualified deferred compensation” subject to the provisions of Section 409A of the Code. Each Company RSU was granted under the Company Equity Plan.

(d) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries.

(e) None of the Subsidiaries of the Company holds an Equity Interest in any other Person, other than any Subsidiary of the Company. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly owned Subsidiaries free and clear of all Liens. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly owned Subsidiary of the Company. None of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no other Person, is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Shares or any other Equity Interests of the Company or any of its Subsidiaries.

(f) Except as set forth in Section 3.3(b) or set forth on Section 3.3(c) of the Company Disclosure Schedule, and any other Shares issued since the Capitalization Date pursuant to Company RSUs set forth on Section 3.3(c) of the Company Disclosure Schedule or granted without violation of the terms of this Agreement, there are no outstanding Shares or other Equity Interests of the Company or any of its Subsidiaries, including any options, warrants, calls, or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any such Subsidiary.

3.4 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to obtaining the Company Shareholder Approval, to consummate the Transactions. The execution, and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Shareholder Approval, and no other corporate proceedings on the part of the Company and no other shareholder votes are necessary to authorize this Agreement, the Plan of Merger or the consummation by the Company of the Transactions under the CICA and the memorandum and articles of association of the Company. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Company Board, at a meeting duly called and held in compliance with the requirements of the memorandum and articles of association of the Company, unanimously adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of the Company for its adoption, and (iv) recommending that the Company’s shareholders adopt this Agreement (the “Company Board Recommendation”) which Company Board Recommendation has not been withdrawn, rescinded or modified in any way except in accordance with Section 5.5.

3.5 No Conflicts.

(a) The execution and delivery of this Agreement does not and will not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate any provision of the memorandum and articles of association or any equivalent organizational documents of the Company or any Subsidiary of the Company, (ii) subject to obtaining all of the pre-merger notification requirements of the HSR Act and similar requirements under other applicable Regulatory Laws (collectively, the “Company Required Approvals”) and the Company Shareholder Approval, conflict with or violate any Law or Order applicable to the Company or any Subsidiary of the Company is bound or affected, (iii) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Schedule, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation or loss or a benefit of the Company or a Subsidiary of the Company pursuant to, or give rise to a right of termination or cancellation or other right or remedy pursuant to any Company Material Contract, or (iv) result in the imposition or creation of any Lien (other than Permitted Liens) upon any asset owned or used by the Company or any Subsidiary of the Company, except, in each of clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults, Liens or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not and will not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except (i) any filings as may be required under the rules and regulation of Nasdaq, (ii) the furnishing of the Proxy Statement as a Form 6-K with the SEC, (iii) the filing of the registration statement on Form S-4 in connection with the Share Issuance (the “Form S-4”) and applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” Laws (“Blue Sky Laws”), (iv) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands, the registration of the Merger by the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (v) the Company Required Approvals and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations with or notifications to, any Governmental Entity, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to prevent or materially impair or delay the consummation by the Company of the Transactions prior to the Outside Date.

(c) The Company does not have any creditors holding a fixed or floating security interest over any of its assets, and as such, no creditor consent to the Merger within the meaning of Section 233(8) of the CICA is required.

3.6 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all forms, reports and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act (all such documents filed or furnished by the Company, the “Company SEC Documents”) since January 1, 2019. None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing) each Company SEC Document complied as to form in all material respects with the requirements of the SOX, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not, at the time it was filed or furnished (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

(d) Each of the consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) and each fairly presented, in all material respects, the consolidated financial position, the results of operations, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as and at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments). Except as have been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303 of Regulation S-K promulgated by the SEC.

(e) Except as and to the extent set forth in the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries of the Company as of March 31, 2022, including the notes thereto (the “Most Recent Balance Sheet”), which was made available to Parent, neither the Company nor any Subsidiary of the Company has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by GAAP, except for liabilities or obligations (i) incurred since March 31, 2022 in the ordinary course of business, (ii) in the form of executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or is bound and that are not in the nature of material breaches of such Contracts, (iii) incurred in connection with fees and expenses of legal counsel, accountants and other third party advisors or services providers, (iv) incurred in connection with fees and expenses of legal counsel, accountants and other third party advisors or service providers, (v) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions, or (vi) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act (“SOX”)) and the rules and regulations promulgated thereunder with respect to the Company SEC Documents filed or furnished with the SEC, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.6(f), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Subsidiaries of the Company has outstanding, or has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(g) The Company has implemented, and at all time since January 1, 2019, has maintained a system of financial controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance: (i) that transactions are executed in accordance with management’s general or special authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries, as applicable, that could have a material effect on the Company’s financial statements; (iv) that the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company on a consolidated basis; and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h) The Company and its Subsidiaries keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company or Subsidiary, and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) The Company has (i) implemented and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement to the Company’s outside auditors and the audit committee of the Company Board, (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect in any material way the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Company SEC Document on or prior to the date of this Agreement has been so disclosed.

(j) As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company SEC Documents filed or furnished with the SEC noted in comment letters or, to the Knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC and (ii) there are no pending or threatened (A) formal or informal investigation or other review of, or Proceeding against, the Company or any of its directors or officers by the SEC or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(k) The Company has adopted a code of ethics, as defined by Item 16B of Form 20-F of the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Item 16B of Form 20-F.

(l) Neither the Company nor any of the Subsidiaries of the Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Subsidiaries of the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as contemplated by Instruction 8 to Item 303(b) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Subsidiaries of the Company in the Company’s or such Subsidiary’s published financial statements or the Company SEC Documents.

(m) Since January 1, 2019, none of the Company, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company or (C) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(n) Since January 1, 2019, (i) neither the Company nor any its Subsidiaries or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and its Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board or any committee thereof or to any non-employee director or the Chief Executive Officer of the Company pursuant to Section 307 of SOX.

(o) Section 3.6(o) of the Company Disclosure Schedule contains a true, correct and complete list of all indebtedness of the Company and its Subsidiaries, or guarantees of indebtedness of any Person by the Company or any of its Subsidiaries (excluding agreements between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of a wholly owned Subsidiary of the Company), and all definitive primary Contracts related thereto (collectively, “Indebtedness Contracts”). The Company has made available a true, correct and complete copy of each Indebtedness Contract. With respect to each such item of indebtedness, none of the Company or any of its Subsidiaries is in default and no payments are past due.

3.7 Absence of Certain Changes or Events.

(a) Since December 31, 2021 through the date of this Agreement, (i) except as expressly contemplated by this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business and (ii) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Since March 31, 2022 through the date of this Agreement, there has not occurred any other action or event that would have required the consent of Parent pursuant to subsections (a), (b), (c), (d), (e), (f), (g), (h), (q), (r) or (u) (only as applicable to the foregoing subclauses) of Section 5.1 if such action or event occurred after the date of this Agreement.

3.8 Proxy Statement; Form S-4. The information supplied or to be supplied by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Form S-4 to be filed by Parent in connection with the Share Issuance will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or any of its Representatives for inclusion or incorporation by reference therein. The information supplied or to be supplied by or behalf of the Company or any of its Representatives for inclusion or incorporation by reference in (i) the Proxy Statement (and any amendment thereof) will not, when first mailed to the Company’s shareholders and at the time of any meeting of Company shareholders to be held in connection with the Merger, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or any of its Representatives for inclusion or incorporation by reference therein. The Proxy Statement will comply in all respects with provisions of any applicable Laws.

3.9 Legal Proceedings. Since January 1, 2019, there has been (a) no Proceeding pending, and no inquiry, audit or investigation by any Governmental Entity pending and (b) no Proceeding threatened in writing against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries. Since January 1, 2019, none of the Company, any Subsidiary of the Company or any property or asset of the Company or any Subsidiary of the Company is or has been subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Entity, or any Order, determination or award of any Governmental Entity, in each case that contains ongoing material obligations.

3.10 Permits; Compliance.

(a) Each of the Company and its Subsidiaries is in possession of, and in compliance with, all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for each of the Company or its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to hold or to comply with, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Subsidiary of the Company is or, since January 1, 2019 has been, in conflict with, default under or violation of, any Law applicable to the Company or any Subsidiary of the Company, to the conduct of the business or operations of the Company or any of its Subsidiaries, or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) In the past five (5) years, none of the Company, any of the Subsidiaries of the Company (including their officers, directors employees), or, to the Knowledge of the Company, agents or any other Representative of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers and other business intermediaries and Persons acting on their behalf) has, directly or knowingly indirectly, taken any action which would cause the Company or the Subsidiaries of the Company to be in violation of: (i) the Foreign Corrupt Practices Act of 1977 or any rules or regulations thereunder; (ii) the UK Bribery Act 2010; or (iii) any other applicable anticorruption and/or anti-bribery Laws (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anti-Corruption Laws”).

(d) There are no current, pending, or, to the Knowledge of the Company, threatened Proceedings against the Company, any of the Subsidiaries of the Company or any Representative or affiliate of the Company or any of the Subsidiaries of the Company (in each case as it relates to the Company or the Subsidiaries of the Company) with respect to any Applicable Anti-Corruption Laws. In the past five (5) years, neither the Company, the Subsidiaries of the Company nor, to the Knowledge of the Company, any Representatives of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers, and any other business intermediaries) (in each case as it relates to the Company or the Subsidiaries of the Company), has received notice of (i) any investigation by or request for information from a Governmental Entity relating to any actual or possible violation of Applicable Anti-Corruption Laws by the Company, any of the Subsidiaries of the Company or any Representatives of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers, and other business intermediaries) (in each case as it relates to the Company or the Subsidiaries of the Company), or (ii) any other allegation, investigation or inquiry regarding any actual or possible violation of the Applicable Anti-Corruption Laws by the Company, any of the Subsidiaries of the Company or any Representatives of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers, and any other business intermediaries) (in each case as it relates to the Company or the Subsidiaries of the Company). In the past five (5) years, none of the Company and its Subsidiaries or controlled affiliates (including any of their respective officer, directors, employees or, to the Knowledge of the Company, their respective agents or other Persons acting on their behalf (in each case acting in their capacity as such)), have corruptly offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, or to a Governmental Official, or to any Person acting in an official capacity for or on behalf of any Governmental Entity, for purposes of (i) influencing any act or decision of any Person, or such Governmental Official in their official capacity, (ii) inducing any Person or such Governmental Official to do or omit to do any act in violation of their lawful duty, (iii) securing an improper advantage or (iv) inducing such Person or Governmental Official to use their influence improperly including with a Governmental Entity to affect or influence any act or decision, including of such Governmental Entity, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. For purposes of this Section 3.10(d), the term “Governmental Entity” shall also include any political party, royal family, government-owned or controlled entity (including state-owned or state-controlled businesses or quasi-government entities), public international organization (e.g., the World Bank or Red Cross) and the term “Governmental Official” shall incorporate the definition of Governmental Entity as modified for this Section 3.10(d) and shall also include any candidate for government or political office or member of a royal family.

(e) The Company has instituted and maintains internal controls, policies and procedures reasonably designed to ensure compliance with Applicable Anti-Corruption Laws. In the past five (5) years, the Company and each of the Subsidiaries of Company has kept books and records of their businesses in reasonable detail that accurately and fairly reflect the transactions and assets of such businesses.

(f) In the past five (5) years, and in each case with respect to the Company and any of the Subsidiaries of the Company, all of their respective directors, officers, and, to the Knowledge of the Company, employees or agents, have at all times been in compliance in all material respects with applicable Customs and Trade Laws.

(g) Neither the Company nor any of the Subsidiaries of the Company have, within the past five (5) years, (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Customs and Trade Laws, (ii) to the Knowledge of the Company, been the subject of a current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Customs and Trade Laws or (iii) received any notice, request, penalty or citation for any actual or potential non-compliance with Customs and Trade Laws.

(h) In the past five (5) years, the Company and each of the Subsidiaries of the Company has obtained all applicable import and export licenses and all other necessary consents, notices, waivers, approvals, orders, authorizations and declarations, and has completed all necessary registrations and filings, required under applicable Customs and Trade Laws, that are material to the operations of the Company.

(i) The Company and each Subsidiary of the Company has in place written policies, controls and systems reasonably designed to maintain compliance in all materials respects with applicable Customs and Trade Laws in each jurisdiction in which the Company and each Subsidiary of the Company conducts business.

(j) Since January 1, 2019, neither the Company nor any Subsidiary of the Company has (i) materially breached or violated any Law, or any material certification, representation, clause, provision or requirement pertaining to any Government Contract; (ii) been audited (except in the ordinary course of business) or investigated by any Governmental Entity with respect to any Government Contract; (iii) conducted or initiated any internal investigation (for which the assistance of outside counsel or an accounting firm was required) or made any disclosure with respect to any alleged or potential irregularity, misstatement, omission or actual or potential violation of Law arising under or relating to a Government Contract; (iv) received any written notice of breach, cure, show cause or default that remains unresolved with respect to a Government Contract; (v) had any Government Contract terminated for cause, default or failure to perform; (vi) represented as qualifying for any preferred bidder status, nor received any other Government Contract based in part or in whole on any preferred bidder status; or (vii) entered into any Government Contracts payable on a cost-reimbursement basis. The Company and each Subsidiary of the Company has established and maintained adequate internal controls for compliance with their respective Government Contracts. Neither the Company nor any Subsidiary of the Company nor any of their respective directors, officers, principals, or, to the Knowledge of the Company, any current employee, is or has been suspended or debarred, proposed for debarment or suspension, declared ineligible or determined non-responsive from holding, performing or bidding on any Government Contract, and no such proceeding regarding suspension, debarment, ineligibility or non-responsibility has been commenced or threatened. There are no material outstanding claims or disputes in connection with any of the Company’s or any of its Subsidiary’s Government Contracts. To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or significant overpayments with respect to any Government Contract.

(k) In the past five (5) years, (i) the Company, each Subsidiary of the Company, and all of their respective directors, officers, and, to the Knowledge of the Company, employees and agents, have been in compliance in all material respects with applicable Sanctions; (ii) neither the Company nor any Subsidiary of the Company has conducted, directly or indirectly, any business in any Sanctioned Jurisdiction or with any Sanctioned Person, in violation of applicable Sanctions; and (iii) neither the Company nor any Subsidiary of the Company, nor any of their directors, officers, employees or agents is a Sanctioned Person. The Company and each Subsidiary of the Company has in place written policies, controls, and systems reasonably designed to maintain compliance with all applicable Sanctions. Neither the Company nor any Subsidiary of the Company has within the past five (5) years (x) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions, (y) to the Knowledge of the Company been the subject of a past, current, pending or threatened investigation, inquiry or enforcement proceeding for a violation of Sanctions or (z) received any notice, request, penalty, or citation for any actual or potential non-compliance with Sanctions.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans (except that for individual employment agreements, offer letters, equity award agreements, severance agreements and similar agreements or arrangements, only the forms of such agreements or arrangements shall be listed along with the forms of any agreements that materially differ from such general forms). The Company has made available to Parent with respect to each Company Benefit Plan that is required to be listed on Section 3.11(a) of the Company Disclosure Schedule (in each case to the extent applicable): (A) the documents embodying such Company Benefit Plan, including all currently effective amendments thereto, and in the case of an unwritten Company Benefit Plan, a written description thereof; (B) the most recently filed annual report on Form 5500; (C) the most recently received IRS determination or opinion letter; (D) the most recent summary plan description together with each summary of any material modification thereto, and (E) all material correspondence to or from any Governmental Entity from the past three years relating to matters involving a material liability to the Company or any Subsidiary.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole (i) each Company Benefit Plan is and has been, operated in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code and all contributions or other amounts payable by the Company or any of its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards, and (ii) each Company Benefit Plan (A) if intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and each trust created thereunder has been determined by the IRS to be exempt from Taxes under the provisions of Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to adversely affect the qualification of such Company Benefit Plan and (B) if required to be funded, book-reserved or secured by an insurance policy, is, as of the date of this Agreement, fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable Law and accounting principles.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than routine claims for benefits, there are no Proceedings, pending or, to the Knowledge of the Company, threatened, with respect to any Company Benefit Plan.

(d) Neither the Company nor any Subsidiary of the Company nor any Company ERISA Affiliate currently has, or within the six (6)-year period preceding the date of this Agreement, had, an obligation to contribute to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “funded welfare plan” within the meaning of Section 419 of the Code, (iv) a multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers that are not ERISA Affiliates (including one or more self-employed individuals), or to their beneficiaries, or (v) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. No material liability under Title IV or Section 302 of ERISA has been incurred by the Company, any Subsidiary of the Company or any Company ERISA Affiliate that has not been satisfied in full.

(e) No Company Benefit Plan provides for, and neither the Company nor any Subsidiary has any liability to any Person to provide, post-retirement or other post-employment payments or welfare benefits (other than (i) health care continuation coverage required by Section 4980B of the Code or similar state or local Law, (ii) health care coverage through the end of the calendar month in which a termination of employment occurs, or (iii) other payments or benefits required under applicable Law).

(f) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is set forth in Section 3.11(f) of the Company Disclosure Schedule and has been operated and maintained in documentary and operational compliance with Section 409A of the Code. No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of the Company or any Subsidiary as a result of the operation of Section 409A of the Code, except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company or any of its Subsidiaries, taken as a whole.

(g) Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event that is linked contractually to the Transactions: (i) entitle any current or former employee, director, officer or individual independent contractor of the Company or any Subsidiary of the Company to any benefit, severance pay, incentive compensation or other compensatory payment; (ii) accelerate the time of payment, vesting or funding of any compensatory amount or employee benefit under any Company Benefit Plan, or increase the amount of compensation due under any Company Benefit Plan; or (iii) result in the payment of any amount or benefit to any such employee or other person under a Company Benefit Plan or otherwise that would, individually or in combination with any other such payment, constitute a “parachute payment” as defined in Section 280G(b)(2) of the Code or result in the imposition of an excise tax on such person under Section 4999 of the Code. There is no Contract, plan or arrangement by which the Company or any of the Subsidiaries of the Company are bound to compensate any individual for excise or other Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, with respect to each Company Benefit Plan that is maintained outside of the United States primarily for the benefit of any current or former employees or individual service providers who are or were employed or providing services outside of the United States to the Company or any Subsidiary of the Company (each, a “Foreign Plan”), (i) all employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with applicable accounting practices, (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) each Foreign Plan has been established, maintained, fully funded and administered in accordance with its terms and all applicable Laws.

3.12 Employee and Labor Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and the Subsidiaries of the Company currently complies, and since January 1, 2019 has complied, with all applicable Laws respecting labor, employment, immigration, employment practices, social security and Taxes in connection with employees and independent contractors, including all laws respecting terms and conditions of employment, hiring, promotion, termination, workers’ compensation, health and occupational safety (including, but not limited to, COVID-19), non-discrimination, harassment, child labor, privacy, disability rights or benefits, equal opportunity, plant closings, mass layoffs, affirmative action, payment of social security dues and contributions, profit sharing, labor relations, right to organize and to bargain collectively, pay equity, overtime pay, employee leave, independent contractor classification, exempt and non-exempt classification, compensation and benefits, unemployment insurance, wages and hours, and the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, and state and local equivalents.

(b) (i) Neither the Company nor any Subsidiary of the Company is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or any Subsidiary of the Company, (ii) no labor union or organization, works council or group of employees of the Company or Subsidiary of the Company has made a pending written demand for recognition or certification and (iii) there are no, and there have not been since January 1, 2019 any, organizing, drives representation or certification proceedings or petitions seeking a representation proceeding and, to the Knowledge of the Company, no such proceedings or petitions are threatened to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, (i) there have been no grievances, hand-billing, picketing, work stoppage, lock-out, slowdown or labor strike and, to the Knowledge of the Company, none have been threatened against the Company or any Subsidiary of the Company and (ii) there is no unfair labor practice charge, labor dispute or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company.

(d) To the Knowledge of the Company, no current or former employee or individual independent contractor of the Company or any Subsidiary is in any material respect in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or any Subsidiary; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any Subsidiary.

3.13 Environmental Matters.

(a) The Company and each of its Subsidiaries (i) is and since January 2019 has been in compliance in all material respects with all, and is not subject to any material liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds, or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance in all material respects with their respective Environmental Permits.

(b) There are no Environmental Claims pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials, the subject matter of which would be likely to result in a material liability.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any material liability under any Environmental Law or otherwise relating to any Hazardous Materials.

(d) None of the Company or any of its Subsidiaries has manufactured, distributed, disposed of, arranged for the disposal of, transported, released, or exposed any Person to, any Hazardous Material, and no facility or property, including the Company Real Property, is contaminated with any such Hazardous Material in a manner that would result in material liability pursuant to Environmental Law.

(e) None of the Company or any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations of any other Person arising under Environmental Law or relating to Hazardous Materials.

(f) The Company has made available to Parent true, correct and complete copies of all material environmental reports, studies, assessments, investigations and audits in its possession or control, which relate to environmental matters or Hazardous Materials in connection with the Company Real Property or the business of the Company.

3.14 Real Property; Title to Assets.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”), the address for each Company Owned Real Property and the name of the entity vested with title to such real property. The Company has made available to Parent accurate legal descriptions of all Company Owned Real Property and true, correct and complete copies of all deeds or other vesting instruments evidencing title of the Company and its Subsidiaries, as applicable, to each Company Owned Real Property. Neither the Company nor any Subsidiary is party to any Contract to purchase or sell any real property. The Company or any of its Subsidiaries, as the case may be, holds good and valid fee title to the Company Owned Real Property, free and clear of all Liens, except for Permitted Liens. All buildings, structures, improvements and fixtures located on the Company Real Property are in a state of good operating condition in all material respects and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear.

(b) Section 3.14(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of the material terms of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto. No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens. The Company has provided Parent with true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Leased Real Property, including all amendments, terminations and modifications thereof (individually, a “Company Lease Agreement” and, collectively, the “Company Lease Agreements”). All Company Lease Agreements are in full force and effect and are valid and enforceable against the Company or its Subsidiaries in accordance with their respective terms. There is not, under any Company Lease Agreements, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default) of the Company or its Subsidiaries, or to the Company’s Knowledge, any other party thereto. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of the Company or its Subsidiaries or alter the rights or obligations of the sublessor, lessor or licensor under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Lease Agreements, or otherwise adversely affect the continued use and possession of the Company Leased Real Property for the conduct of business as presently conducted.

(c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”. Except as has not had and would not reasonably be expected to, individually or in the aggregate, materially impair the use (or contemplated use), utility or value of the applicable Company Real Property or otherwise materially impair the present or contemplated business operations at such location, (i) each parcel of Company Real Property is in compliance in all material respects with all existing Laws applicable to such Company Real Property, (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Company’s Knowledge there are no such Proceedings threatened, affecting any portion of the Company Real Property, and (iii) there are no any pending, current or threatened actions by adjacent landowners, natural or artificial conditions upon or proposed or pending laws, ordinances, orders, regulations or requirements, or any other facts or conditions which could have a material effect upon such Company Real Property, the operations of the Company and its Subsidiaries thereon or the value of the Company Real Property. Neither the Company nor any Subsidiary has transferred, mortgaged or assigned any interest in any Company Lease Agreement or any Company Real Property, nor has the Company or any Subsidiary subleased or otherwise granted rights of use or occupancy of any Company Real Property to any other person or entity.

(d) Neither the Company nor its Subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Company Real Property.

(e) The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.15 Tax Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all Tax Returns that are required to be filed by or with respect to any of the Company or its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate and have been prepared in material compliance with applicable Law and each of the Company and its Subsidiaries has timely paid all Taxes due and owing by it, including any Taxes required to be withheld from amounts owing to, or collected from, any employee, existing or previous shareholder, creditor, or other third party (in each case, whether or not shown on any Tax Return), other than Taxes being contested in good faith by the Company or its Subsidiaries and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and its Subsidiaries.

(b) Neither the Company nor any Subsidiary of the Company has incurred any material liability for Taxes since the date of the Most Recent Balance Sheet outside of the ordinary course of business.

(c) (i) No deficiencies for material amounts of Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn; (ii) there is no ongoing, pending or threatened (in writing) audit, examination, investigation or other proceeding with respect to any material amounts of Taxes of the Company or any of its Subsidiaries and (iii) there are no waivers or extensions of any statute of limitations currently in effect with respect to material Taxes of the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local, or non-U.S. Law) in the two (2) years prior to the date of this Agreement.

(e) Neither the Company nor any of its Subsidiaries (i) has been a member of a consolidated, combined or unitary tax group other than a group of which the Company or one of its Subsidiaries has been the common parent or (ii) has any liability for material Taxes of any other person (other than the Company or one of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor under applicable Law, by Contract (other than agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax) or otherwise by operation of Law.

(f) Neither the Company nor any of its Subsidiaries is a party to or bound by any material Tax allocation, indemnification, or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, and (ii) any agreement solely between or among any of the Company and any of its Subsidiaries) or any material closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law).

(g) There are no Liens for Taxes upon any property or assets of the Company or its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(i) No written claim has been made by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to a material amount of Tax or required to file a material Tax Return in a jurisdiction where it does not file Tax Returns. Neither the Company nor any of its Subsidiaries is subject to any material Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or similar place of business or business operations in that country.

(j) The Company and each of its Subsidiaries are in material compliance with all applicable transfer pricing Laws and regulations in all jurisdictions in which the Company or each such Subsidiary, as the case may be, does business and the prices and terms for the provision of any loan, property or services provided by or to the Company and any of its Subsidiaries are at arm’s length in all material respects.

(k) No Subsidiary of the Company that is organized in the United States is or has been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income or pay Taxes in any taxable period beginning after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date filed or requested prior to the Closing or as a result of an accounting methods employed prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) “gain recognition agreement” pursuant to Section 367 of the Code entered into prior to Closing, “domestic use election” pursuant to Section 1503(d) of the Code, or other similar agreement, (v) an election under Section 965(h) of the Code, (vi) under Sections 951 or 951A of the Code or (vii) a prepaid amount received prior to the Closing outside the ordinary course of business.

(m) None of the Company or any of its Subsidiaries has (i) deferred any payment of material Taxes otherwise due through any automatic extension or other grant of relief provided by a COVID-19 Measures or (ii) otherwise sought or received any other material benefit from any applicable Governmental Entity related to any governmental response to COVID-19, including any benefit provided or authorized by a COVID-19 Measures, in each case, other than any generally available deferral or other benefits not specifically applicable, or granted, to the Company or its Subsidiaries.

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Schedule lists, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plans) to which the Company or any of its Subsidiaries is a party, or which binds their respective properties or assets (provided, however, that the Company Material Contracts will be deemed to include, without requirement of listing, any “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed or furnished as an exhibit to the Company SEC Documents filed or furnished with the SEC prior to the date of this Agreement, other than any Company Benefit Plan) (such Contracts as required to be set forth in Section 3.16(a) of the Company Disclosure Schedule or that would be required to be set forth in Section 3.16(a) of the Company Disclosure Schedule if entered into on or prior to the date of this Agreement, but actually entered into after the date of this Agreement, together with each “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC), collectively being, the “Company Material Contracts”):

(i) each Contract with (A) each of the top ten (10) customers of the Company and its Subsidiaries (excluding, for the avoidance of doubt, resellers, distributors, or sales agents) by revenue received during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof (each, a “Material Customer”), (B) each of the top ten (10) suppliers and vendors of the Company and its Subsidiaries by spend during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof (each, a “Material Supplier”) or (C) each of the top five (5) resellers, distributors, or sales agents of the Company Products and Technology by revenue received therefrom by the Company or any of its Subsidiaries during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof (each, a “Material Reseller”) that has not been fully performed, excluding (i) non-disclosure agreements, (ii) purchase or service orders, (iii) sales acknowledgments, (iv) statements of work, in each case of clauses (i) through (iv), that have been satisfied in full;

(ii) Contracts under which the Company or any of its Subsidiaries has, or is owed, continuing indemnification, earnout or similar obligations (other than customary indemnification obligations (including a reasonable limitation of liability) in connection with the distribution, sale, or license of Company Products in the ordinary course of business) to or by any third person, other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iii) any Contract concerning the acquisition or divesture of any entity or any business (or all or substantially all of the assets of any entity or any business), or any material investment in, or material acquisition or divestiture of any security of, any entity, by the Company or any of its Subsidiaries;

(iv) Contracts concerning the establishment or operation of a partnership, joint venture, limited liability company, profit sharing arrangement, strategic alliance, or other similar arrangement;

(v) all Contracts that (A) limit or purport to limit in any material way the ability of the Company or any Subsidiary of the Company, to compete with any Person, in any line of business, market or field, or develop, sell, supply, manufacture, market or distribute any material product, service or technology, in each case, in any geographic area, (B) pursuant to which a third party is granted material exclusivity rights (other than customization work for customers in the ordinary course of business) or (C) subject the Company or any Subsidiary of the Company to any material “most-favored nation” or similar provision, or that otherwise requires the Company or any of its Subsidiaries (or following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or that includes a material minimum supply, purchase, price protection, or rebate provision in favor of the counterparty to such Contract;

(vi) each material foundry agreement, each material agreement relating to packaging, assembly and testing, and each material agreement relating to manufacturing services;

(vii) each material “single source” supply Contract pursuant to which goods or materials are supplied to the Company or a Subsidiary of the Company from a sole source;

(viii) each Contract that grants any right of first refusal or right of first offer or similar right with respect to any assets, rights or properties of the Company or any Subsidiary of the Company;

(ix) Contracts pursuant to which the Company or any of its Subsidiaries licenses (A) Company Material Intellectual Property from a Third Party, other than non-exclusive licenses (1) of uncustomized commercially available Software for less than two million dollars ($2,000,000) annually, (2) of commercially available Intellectual Property pursuant to stock, boilerplate, or other generally non-negotiable terms, such as, for example, website and mobile application terms and conditions or terms of use, stock photography licenses, and similar Contracts for less than two million dollars ($2,000,000) annually, or (3) that are implied by or incidental to the sale or purchase of products or services in the ordinary course of business or (B) Company Owned Intellectual Property to a Third Party, other than non-exclusive licenses granted, or otherwise implied by or incidental to, the distribution, sale, or license of Company Products in the ordinary course of business;

(x) all Contracts (excluding licenses for commercially available components or Software that are generally available on nondiscriminatory pricing terms) under which the Company or any Subsidiary of the Company is assigned or granted any license, option or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to, any Intellectual Property of a Third Party that is material to the business of the Company and the Subsidiaries of the Company, taken as a whole;

(xi) each Company Lease Agreement;

(xii) each Contract that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for or evidencing indebtedness (including obligations under any capitalized leases but excluding agreements between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary of the Company), (B) restricts the Company’s and its Subsidiaries’ (taken as a whole) ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole or (D) is an interest rate derivative, currency derivative, forward purchasing, swap or other hedging contract;

(xiii) all Contracts entered into in connection with the settlement or other resolution of any Proceeding and all material Contracts entered into in connection with the threat of any Proceeding, in each case, other than (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the ordinary course of business, and (B) settlement agreements under which no party thereto has any continuing right or obligation (other than confidentiality obligations);

(xiv) any Government Contract;

(xv) any Order or settlement or conciliation agreement with any Governmental Entity;

(xvi) Contracts pursuant to which there is an existing escrow fund or holdback arrangement providing security for any obligation or liability in connection therewith;

(xvii) any Contract for capital expenditures requiring future payments by the Company or the Subsidiaries of the Company in excess of ten million dollars ($10,000,000) with respect to any project or series of projects; and

(xviii) any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any Equity Interests of the Company or any of its Subsidiaries or (C) providing the Company or any of the Subsidiaries of the Company with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) each Company Material Contract is a legal, valid and binding agreement and, is in full force and effect and are enforceable against the Company or the applicable Subsidiary, on the one hand, and the other parties thereto, on the other hand, in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) the Company, or the applicable Subsidiary, has performed all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract and is not (with or without notice or lapse of time, or both) in breach or default thereunder, and (iii) since January 1, 2019, neither the Company nor any of its Subsidiaries has received or sent written (or to the Knowledge of the Company, other) notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Material Contract. Since January 1, 2019, the Company has not received or sent any written (or to the Knowledge of the Company, other) notice of any actual or potential termination, non-renewal, or amendment or modification to, or diminution or other alternation in quantity or quality of any products or services provided pursuant to, any Company Material Contract. The Company has made available a true, correct, and complete copy of each Company Material Contract (including any amendments or modifications thereto).

3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true, correct, and complete list of all Company Owned Intellectual Property that is Registered IP (collectively, “Company Registered IP”), including for each item: (i) the current owner; (ii) the jurisdiction of application or registration; (iii) the application or registration number, and, where applicable, the title; and (iv) the date filing or of registration. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Registered IP is subsisting (other than applications for Patents or Marks pending as of the date hereof) and, to the Knowledge of the Company, is valid and enforceable, and have been duly maintained (including the payment of maintenance fees). None of the Company Registered IP has been abandoned or cancelled (other than (A) on the expiration of the full term for such Company Registered IP, or (B) abandonment or cancellation that was made in the Company’s reasonable business judgment in consistent with its business practice and which abandonment and cancellation, taken as a whole, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole). No Proceeding is pending or, to Knowledge of the Company, is threatened, that challenges the validity, enforceability, registration or ownership of any material Company Registered IP.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) is the exclusive owner of and possesses all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) has the right to use, sell, license and otherwise exploit, as the case may be, all other Intellectual Property as the same is currently used, sold, licensed and otherwise exploited by the Company and its Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operations of the businesses of the Company nor any of its Subsidiaries, including the design, manufacture, distribution, and exploitation of any Company Product do not infringe, misappropriate, dilute, or otherwise violate the Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries

has received any written claim, demand, or notice since January 1, 2019 alleging any such infringement, misappropriation, dilution, or violation. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property. No written requests or demands for indemnification or defense as a result of a claim that a Company Product infringes Intellectual Property of any Person, has been received by the Company or any Subsidiary of the Company from any third party since January 1, 2019 that have resulted, or would reasonably be expected to result, in material liability to the Company or a Subsidiary of the Company. Since January 1, 2019, neither Company nor any Subsidiary of the Company has brought any Proceeding against any other Person, or provided any other Person with written notice, alleging any Person is infringing, misappropriating or otherwise violating any Company Material Intellectual Property.

(d) To the Knowledge of the Company, each current employee and contractor, and each former employee and contractor or consultant employed by or providing services to the Company, who is or has been involved in the development of any Company Material Intellectual Property, has executed and delivered to the Company or a Subsidiary of the Company agreements that each contain a valid assignment to the Company or one of the Subsidiaries of the Company all right, title and interest in and to any such Company Material Intellectual Property arising from such Person’s work for or on behalf of the Company or such Subsidiary of the Company (or all such right, title, and interest has vested in the Company or such Subsidiary by operation of Law).

(e) Neither the Company nor any Subsidiary of the Company has received any material support, funding, resources or assistance from any government entities, academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business) in the development of any (i) Company Product or (ii) Software or other technology of the Company and its Subsidiaries, in each case (i) and (ii) that resulted in, or is reasonably expected to result in, such third parties being granted any rights or licenses to, or ownership interest in, any Company Material Intellectual Property.

(f) No Open Source Materials are contained in, distributed with, or linked to any material Company-owned portions of Company Products in a manner that imposes on such Company Products or portion thereof, or would impose upon distribution thereof, a requirement or condition that any such Company Products or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed to allow third parties to make modifications or derivative works or (iii) be licensed as Open Source Materials ((i) through (iii), “Copyleft Terms”), other than Company Products that are initially intended to be distributed by the Company as Open Source Materials and are expressly notified to third parties as being Open Source Materials, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) The Company and each Subsidiary of the Company have taken commercially reasonable measures to protect all Trade Secrets that are material to the Company or its Subsidiaries and, to the Knowledge of the Company, there have been no unauthorized uses or disclosures of any such Trade Secrets. It is the policy of the Company that each employee of, and each consultant to, the Company or any Subsidiary of the Company, in each case, who has been engaged in the development of any (i) current Company Product, or (ii) material Software or other material technology of the Company and its Subsidiaries, has entered into a proprietary information and invention assignment agreement with the Company or a Subsidiary of the Company for whom such employee or consultant provides or provided services. Since January 1, 2019, to the Knowledge of the Company, no such employee or consultant has materially violated such agreement or otherwise misappropriated any Trade Secret that constitutes Company Material Intellectual Property.

(h) Neither the Company nor any of the Subsidiaries of the Company is obligated to grant licenses or rights to or otherwise restrict the ability of the Company or any Subsidiary of the Company to enforce, license or exclude others from using or practicing, any Company Material Intellectual Property as a result of the Company’s or any Subsidiary of the Company’s membership or affiliation with any patent pool, standards setting bodies, or similar bodies or organizations.

3.18 Data Processing; Privacy; Security.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, to the Knowledge of the Company, and at all times since January 1, 2019 have been, in compliance with all applicable Data Processing Requirements. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no, and since January 1, 2019 has been no, written actions, claims, investigations, inquiries, or Proceedings to or against the Company or any of its Subsidiaries relating to the Processing of Company Data, privacy, data protection, or security.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have since January 1, 2019 implemented and maintained commercially reasonable data security measures designed to protect Company Data, and have resolved critical security issues or vulnerabilities identified by or to the Company or any of its Subsidiaries. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, there has been no breach, or successful ransomware, denial of access attack, denial of service attack, or hacking with respect to any computer, information technology, system, or network used by the Company or any of its Subsidiaries, nor any accidental, unlawful, or unauthorized access to, or other Processing of, Company Data.

3.19 Nasdaq; No Other Listing. The Company is in compliance in all material respects with the applicable criteria for continued listing of the ADSs on Nasdaq including all applicable corporate governance rules and regulations. Neither the Shares nor ADSs are listed on any stock exchange or than Nasdaq.

3.20 Material Customers, Suppliers and Resellers.

(a) Section 3.20(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of Material Customers. Neither the Company nor any of its Subsidiaries has received or sent any written (or the Knowledge of the Company other) notice from or to any Material Customer with respect to, and the Company does not have any reasonable basis to believe that there may occur, any actual or potential termination, non-renewal, or amendment or modification of or to the commercial relationship or any Contract with, or diminution or other alternation in pricing, quantity, quality, or delivery of any products or services provided to, any Material Customer.

(b) Section 3.20(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of Material Suppliers. Neither the Company nor any of its Subsidiaries has received or sent any written (or the Knowledge of the Company other) notice from or to any Material Supplier with respect to, and the Company does not have any reasonable basis to believe that there may occur, any actual or potential termination, non-renewal, or amendment or modification of or to the commercial relationship or any Contract with, or diminution or other alternation in pricing, quantity, quality, or delivery of any products or services provided by, any Material Supplier.

(c) Section 3.20(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of Material Resellers. Neither the Company nor any of its Subsidiaries has received or sent any written (or the Knowledge of the Company other) notice from or to any Material Reseller with respect to, and the Company does not have any reasonable basis to believe that there may occur, any actual or potential termination, non-renewal, or amendment or modification of or to the commercial relationship or any Contract with, or diminution or other alternation in pricing, quantity, quality, or delivery of any products or services provided to or marketed, sold, resold or otherwise distributed, any Material Reseller.

3.21 Insurance.

(a) The Company and each of its Subsidiaries are, and continually since January 1, 2019, insured against such losses and risks in such amounts as are customary to the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expressed under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary of the Company is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both); (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) as of the date of this Agreement, there is no claim pending under any insurance policies of the Company and its Subsidiaries as to which coverage has been denied by the underwriters of such policies.

(c) True and complete copies of all material insurance policies applicable to the Company and its Subsidiaries have been provided to Parent prior to the date hereof.

3.22 Broker’s Fees. No agent, broker, finder or investment banker (other than Goldman Sachs (Asia) L.L.C., the “Company Financial Advisor”) is entitled to any brokerage, finders’ or other fee or commission in connection with the execution and delivery of this Agreement or any of the Transactions that is based upon arrangements made by, or on behalf of, the Company or any of its Subsidiaries or that is otherwise payable by or on behalf of the Company or any of its Subsidiaries.

3.23 Takeover Statutes. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company, including any such applicable Laws under the CICA (each a “Takeover Statute”), does not, and will not, apply to the Company, the Shares, this Agreement or the Transactions, including the Merger.

3.24 Interested Party Transactions. Other than compensation payable to officers and directors and employee expense reimbursement obligations, there are no existing Contracts, transactions, indebtedness or other arrangements between the Company or any of its Subsidiaries, on the one hand, and any of the directors, officers or affiliates of the Company and its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

3.25 Vote Required. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

3.26 Opinion of Financial Advisor. The Company Board has received an opinion from the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth in the written opinion of the Company Financial Advisor, the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, to be paid to holders (other than Parent and its affiliates) of Shares and of ADSs pursuant to this Agreement is fair from a financial point of view to such holders. The Company will make available to Parent on a non-reliance basis a written copy of such opinion as soon as practicable after the date of this Agreement for information purposes only (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent, Merger Sub or their respective affiliates).

3.27 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article 3 (as qualified by the Company Disclosure Schedule), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teaser, marketing materials, consulting reports or materials, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is included in a representation or warranty contained in this Article 3 (as qualified by the Company Disclosure Schedule).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed or identified in the Parent SEC Documents filed or furnished with the SEC prior to the date hereof and after January 1, 2019 (other than any risk factors or forward-looking disclosures contained in the “Forward Looking Statements” or “Risk Factors” or similar sections of the Parent SEC Documents or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) (provided that nothing disclosed in the Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Sections 4.2, 4.3(a)(i), 4.4 or 4.6), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation, exempted company or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction where or the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no shareholder votes (other than Parent’s vote as the sole shareholder of Merger Sub) are necessary to authorize this Agreement, the Plan of Merger or the consummation by Parent and Merger Sub of the Transactions under the CICA and their respective organizational documents. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

4.3 No Conflicts.

(a) The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation or loss or a benefit of Parent or Parent Subsidiary pursuant to, or give rise to a right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to any material Contract or permit to which Parent or any Parent Subsidiary is a party or is bound, except, with respect to (ii) and (iii) for any such conflicts, violations, breaches, defaults, Liens or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the performance of this Agreement by Parent and Merger Sub will not and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) any filings as may be required under the rules and regulation of Nasdaq, (ii) applicable requirements, if any, of the Securities Act, the Exchange Act and Blue Sky Laws, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands, the registration of the Merger by the Registrar of Companies in the Cayman Islands, the filing of the registration statement on Form S-4 in connection with the Share Issuance and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iv) the pre-merger notification requirements of the HSR Act and similar requirements under other applicable Regulatory Laws and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations with or notifications to, any Governmental Entity, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Merger Sub does not have any creditors holding a fixed or floating security interest over any of its assets, and as such, no creditor consent to the Merger within the meaning of section 233(8) of the CICA is required.

4.4 Capitalization.

(a) The authorized capital stock of Parent consists of 550,000,000 shares of common stock, par value $0.0001 per share (“Parent Common Stock”), and 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). No shares of Parent Preferred Stock are issued or outstanding. All issued and outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the terms of this Agreement, will be, validly issued, fully paid and nonassessable and are issued free of any preemptive rights. All shares of Parent Common Stock subject to issuance upon the exercise, vesting or conversion of any convertible security will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar rights.

(b) As of the close of business on May 2, 2022 (the “Parent Capitalization Date”):

(i) 77,603,713 shares of Parent Common Stock were issued and outstanding;

(ii) no shares of Parent Common Stock were held in treasury;

(iii) 16,446,316 shares of Parent Common Stock were reserved for issuance under Parent equity plans, of which amount (A) 399,377 shares of Parent Common Stock are issuable upon the exercise of options to purchase or acquire shares of Parent Common Stock, (B) $0 are payable upon settlement of cash-settled Parent stock appreciation rights, and (C) 7,333,861 shares of Parent Common Stock are issuable upon the settlement of outstanding restricted stock unit covering shares of Parent Common Stock including any restricted stock units subject to performance vesting goals or metrics (with respect to performance-based awards, assuming performance is achieved at “target”), and (D) no shares of Parent Common Stock are subject to restricted share awards (with respect to performance-based awards, assuming performance is achieved at “target”).

(c) Except as set forth in Section 4.4(b), other than shares of Parent Common Stock issued since the Parent Capitalization Date pursuant to the terms of equity awards, as of the date hereof, there are no outstanding shares of capital stock or other Equity Interests of Parent, including any options, warrants, calls, or other rights, agreements, arrangements or commitments of any character to which Parent is a party or by which Parent is bound relating to the issued or unissued capital stock or other Equity Interests of Parent, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Parent to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Parent.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished all forms, reports and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act (all such documents filed or furnished by Parent, the “Parent SEC Documents”) since January 1, 2019. None of the Subsidiaries of Parent is required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing) each Parent SEC Document complied as to form in all material respects with the requirements of the SOX, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and did not, at the time it was filed or furnished (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) and each fairly presented, in all material respects, the consolidated financial position, the results of operations, cash flows and changes in shareholders’ equity of Parent and its Subsidiaries as and at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments). Except as have been described in the Parent SEC Documents, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303 of Regulation S-K promulgated by the SEC.

(d) Except as and to the extent set forth in the audited consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2021, including the notes thereto, neither Parent nor any Subsidiary of Parent has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by GAAP, except for liabilities or obligations (i) incurred since December 31, 2021, in the ordinary course of business, (ii) in the form of executory obligations under any Contract to which Parent is a party or is bound and that are not in the nature of material breaches of such Contracts, (iii) do not result from a breach of Contract (including any representation or warranty therein), breach of warranty, violation of Law, infringement, misappropriation, or other tort, (iv) incurred in connection with fees and expenses of legal counsel, accountants and other third party advisors or services providers, (v) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions, or (vi) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Each of the principal executive officer of Parent and the principal financial officer of Parent (and each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and 18 U.S.C. Section 1350 (Section 906 of the SOX) and the rules and regulations promulgated thereunder with respect to Parent SEC Documents filed or furnished with the SEC, and prior to the date of this Agreement, neither Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.6(f), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither Parent nor any of the Subsidiaries of Parent has outstanding, or has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f) Parent has implemented, and at all time since January 1, 2019, has maintained a system of financial controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance: (i) that transactions are executed in accordance with management’s general or special authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries, as applicable, that could have a material effect on Parent’s financial statements; (iv) that the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent on a consolidated basis; and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) Parent and its Subsidiaries keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent or Subsidiary, and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (w) transactions are executed in accordance with management’s general or specific authorization; (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; (y) access to assets is permitted only in accordance with management’s general or specific authorization; and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h) Parent has (i) implemented and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement to Parent’s outside auditors and the audit committee of the Parent Board, (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect in any material way Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document on or prior to the date of this Agreement has been so disclosed.

(i) As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to Parent or the Parent SEC Documents filed or furnished with the SEC noted in comment letters or, to the Knowledge of Parent, other correspondence received by Parent or its attorneys from the SEC and (ii) there are no pending or threatened (A) formal or informal investigation or other review of, or Proceeding against, Parent or any of its directors or officers by the SEC or (B) inspection of an audit of Parent’s financial statements by the Public Company Accounting Oversight Board.

(j) Neither Parent nor any of the Subsidiaries of Parent is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Subsidiaries of Parent, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as contemplated by Instruction 8 to Item 303(b) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Subsidiaries of Parent in Parent’s or such Subsidiary’s published financial statements or the Parent SEC Documents.

(k) Since January 1, 2019, none of Parent, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of Parent, (B) “material weakness” in the internal controls over financial reporting of Parent or (C) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent

(l) Since January 1, 2019, (i) neither Parent nor any of its Subsidiaries or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to Parent and its Subsidiaries, taken as a whole, and (ii) no attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Representatives to the Parent Board or any committee thereof or to any non-employee director or the Chief Executive Officer of Parent pursuant to Section 307 of SOX.

4.6 Absence of Certain Changes or Events. Since January 1, 2020 through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, Parent and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.7 Compliance with Laws. Neither Parent nor any Subsidiary of Parent is or, since January 1, 2019 has been, in conflict with, default under or violation of, any Law applicable to Parent or any Subsidiary of Parent, to the conduct of the business or operations of Parent or any of its Subsidiaries, or by which any property or asset of Parent or any Subsidiary of Parent is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Material Contracts.

(a) A “Parent Material Contract” is any Contract to which Parent or any of its Subsidiaries is a party, or which binds their respective properties or assets, that (i) is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act or (ii) is with any of the top ten (10) customers of Parent or Parent Subsidiaries by revenue received during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof,(iv) is with any of the top five (5) suppliers of Parent or Parent Subsidiaries by spend during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof or (v) is with any of the top five (5) resellers, distributors, or sales agents of Parent or Parent Subsidiaries by revenue received during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (i) each Parent Material Contract is a legal, valid and binding agreement and, is in full force and effect and are enforceable against Parent or the applicable Parent Subsidiary, on the one hand, and the other parties thereto, on the other hand, in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Parent, or the applicable Parent Subsidiary, has performed all obligations required to be performed by it under Parent Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Parent, each other party to each Parent Material Contract has performed all obligations required to be performed by it under such Parent Material Contract and is not (with or without notice or lapse of time, or both) in breach or default thereunder, and (iii) since January 1, 2019, neither Parent nor any of its Subsidiaries has received or sent written (or to the Knowledge of Parent, other) notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Parent Material Contract. Since January 1, 2019, Parent has not received or sent any written (or to the Knowledge of Parent, other) notice of any actual or potential termination, non-renewal, or amendment or modification to, or diminution or other alternation in quantity or quality of any products or services provided pursuant to, any Parent Material Contract.

4.9 Proxy Statement; Form S-4. The information supplied or to be supplied by or on behalf of Parent or any of its Representatives for inclusion or incorporation by reference in the Form S-4 to be filed by Parent in connection with the Share Issuance will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein. The information supplied or to be supplied by or on behalf of Parent or any of its Representatives for inclusion or incorporation by reference in the Proxy

Statement (and any amendment thereof) will not, when first mailed to the Company’s shareholders and at the time of any meeting of Company shareholders to be held in connection with the Merger, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein. The Form S-4 will comply in all respects with provisions of any applicable Laws.

4.10 Legal Proceedings

. As of the date of this Agreement, there is (a) no Proceeding pending, and (b) to the Knowledge of Parent, (i) no inquiry, audit or investigation by any Governmental Entity pending and (ii) no Proceeding threatened against Parent or any Parent Subsidiary, or any property or asset of Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any Parent Subsidiary nor any property or asset of Parent or any Parent Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Entity, or any Order, determination or award of any Governmental Entity, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.11 Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Debt Commitment Letter”) and fully executed fee letters (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Fee Letters”) relating thereto (except that the fee amounts, pricing caps and other economic terms in the Fee Letters may be redacted in a customary manner so long as no such redaction covers terms that would adversely affect the amount or conditionality of the Debt Financing) (such Debt Commitment Letter and Fee Letters are referred to collectively herein as the “Debt Financing Commitment”), among Parent and the Financing Sources party thereto (the “Commitment Parties”), pursuant to which the Commitment Parties have agreed, subject to the terms and conditions of the Debt Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein. The debt financing contemplated under the Debt Financing Commitment is referred to herein as the “Debt Financing.”

(b) The Debt Financing Commitment is, as of the date hereof, in full force and effect. The Debt Financing Commitment is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (except to the extent enforcement may be limited by (1) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (2) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”)). As of the date hereof,

(i) neither Parent nor, to the knowledge of Parent, any other counterparty to the Debt Financing Commitment is in breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Financing Commitment and (ii) assuming the accuracy of the representations and warranties in Article 3 (to the extent that a breach of any such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent or Merger Sub (or, to the knowledge of Parent, any of the Commitment Parties) under the Debt Financing Commitment, (B) constitute or result in a failure by Parent to satisfy any condition to the funding of the Debt Financing set forth in the Debt Financing Commitment, or (C) otherwise result in any portion of the Debt Financing not being available on the Closing Date, assuming the conditions to the Debt Financing are satisfied or waived in accordance with the terms thereof. As of the date hereof, Parent has not received any notice from any party to the Debt Financing Commitment with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Debt Financing Commitment or (ii) any intention of such party to terminate the Debt Financing Commitment or to not provide all or any portion of the Debt Financing. No amendment or modification (other than to add lenders, lead arrangers, bookrunners or syndication agents) to, or withdrawal, termination or rescission of, the Debt Financing Commitment is currently contemplated, and the respective commitments contained in the Debt Financing Commitment have not been withdrawn or rescinded in any respect. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof and assuming the accuracy of the representations and warranties in Article 3 (to the extent that a breach of any such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), as of the date hereof, Parent and Merger Sub: (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Financing Commitment) that they will be unable to satisfy on a timely basis any condition to the funding of the Debt Financing and (ii) know of no fact, circumstance or condition that would reasonably be expected to (A) cause the Debt Financing Commitment to be terminated, withdrawn, modified, repudiated or rescinded or become unenforceable (except to the extent enforcement may be limited by the Remedies Exceptions) or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Financing Commitment to not be available to Parent on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than those expressly set forth in the Debt Financing Commitment. There are no side letters or other agreements, contracts or arrangements, whether written or oral, imposing any additional conditions or contingencies upon the funding of the full amount, of the Debt Financing, or that would otherwise reasonably be expected to adversely affect the conditionality, enforceability or availability of the Debt Financing, other than as expressly set forth in the Debt Financing Commitment. All commitment fees or other fees required to be paid under the Debt Financing Commitment on or prior to the date of this Agreement have been paid in full, and Parent will pay all additional fees under the Debt Financing Commitment as they become due. Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent. To the extent this Agreement must be in a form acceptable to the Financing Sources, the Financing Sources have approved this Agreement.

4.12 Sufficient Funds. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof, and subject in all respects to the terms and conditions of this Agreement, the net proceeds contemplated by the Debt Financing, together with the Company’s cash on hand and cash on hand at Parent and the other financial resources available to Parent, will, in the aggregate, be sufficient for Parent to (i) pay the Per Share Cash Merger Consideration and Per ADS Cash Merger Consideration payable pursuant to this Agreement, any cash in lieu of fractional shares of Parent Common Stock and any funds to be provided by Parent to the Company to enable the Company to fund payments (if any) required to be made in connection with the transactions contemplated by this Agreement in accordance with Section 2.2 hereof, (ii) repay any indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged pursuant to this Agreement, and (iii) pay all fees, costs and expenses required to be paid by Parent, Merger Sub or the Surviving Company or any of their respective affiliates pursuant to this Agreement.

4.13 Valid Issuance. The shares of Parent Common Stock issued in the Share Issuance, when issued and delivered to in accordance with this Agreement, will be duly authorized and validly issued, fully paid and nonassessable.

4.14 Interested Owner. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an Interested Owner of the Company (other than as contemplated by this Agreement).

4.15 Solvency. After giving effect to the consummation of the Merger, the Surviving Company will not (i) be insolvent (either because its financial condition is such that the sum of its liabilities is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its liabilities as they come due), (ii) have unreasonably small capital with which to engage in its business or fail to satisfy any capital adequacy requirements under Law or (iii) have incurred obligations beyond its ability to pay them as they become due.

4.16 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities. Except for obligations or liabilities incurred in connection with its formation, this Agreement and the Transactions, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.17 No Shareholder and Management Arrangements. Except for this Agreement, or as expressly authorized by the Company Board, neither Parent or Merger Sub, nor any of their respective affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any shareholder, director or officer of the Company, in each case, relating to this Agreement, the Merger or any other Transactions, or the Surviving Company or any of its Subsidiaries, businesses or operations from and after the Effective Time.

4.18 Brokers. Except for the fees and expenses of BMO Capital Markets Corp. (which will be paid for by Parent), Parent’s financial advisor, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.19 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 4, neither Parent nor Merger Sub, any of their affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, Merger Sub, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates, including any information made available in teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except (1) for any Permitted Action, (2) as set forth in Section 5.1 of the Company Disclosure Schedule, (3) as required by Law or Order, (4) for any action taken to comply with any COVID-19 Measures, (5) as otherwise expressly contemplated by any other provision of this Agreement, or (6) with the prior written consent of Parent (other than with respect to Sections 5.1(e) and 5.1(l)(i), not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations in all material respects in the ordinary course of business, and (ii) use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the foregoing, except (v) for any Permitted Action, (w) as set forth in Section 5.1 of the Company Disclosure Schedule, (x) as

required by Law or Order, (y) for any action taken to comply with any COVID-19 Measures or (z) as otherwise expressly contemplated by any other provision of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the memorandum and articles of association or any other organizational documents of the Company or any of its Subsidiaries;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or modify or amend the terms of any awards pertaining to, any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than (i) the issuance of Shares upon the settlement of Company RSUs outstanding as of the date hereof or granted pursuant to Section 5.1(b) of the Company Disclosure Schedule or (ii) as provided in Section 5.1(b) of the Company Disclosure Schedule;

(c) sell, assign, pledge, transfer, license, lease, forfeit, abandon, guarantee or encumber (other than Permitted Liens), or otherwise dispose of any material property or assets of the Company or any of its Subsidiaries (other than Company Owned Intellectual Property), except for (i) pursuant to Company Material Contracts existing as of the date of this Agreement, (ii) the sale or purchase of goods in the ordinary course of business or (iii) dispositions of obsolete or worthless equipment in the ordinary course of business;

(d) acquire, sell, assign, pledge, transfer, license, sublicense, abandon, lease, pledge, covenant not to sue or grant any release under, cancel, dedicate to the public, fail to maintain, fail to prosecute, forfeit, abandon, allow to lapse, encumber (other than Permitted Liens), or otherwise dispose of any Company Owned Intellectual Property, except (i) non-exclusive licenses granted, or otherwise implied by or incidental to, the distribution, sale, or license of Company Products in the ordinary course of business consistent with past practice, and (ii) the licensing, sale, abandonment, failure to maintain, failure to prosecute, forfeiture, cancellation, dedication to the public, disposal, or allowance to lapse of Company Registered IP that is not Company Material Intellectual Property or that the Company or one of its Subsidiaries has permitted to expire or has cancelled, been allowed to lapse, abandoned, elected not to maintain or prosecute, forfeited or dedicated to the public in its reasonable business judgment;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for (i) dividends or other distributions paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company and (ii) the payment of dividends declared by the Company prior to the date of this Agreement;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) propose, adopt, consummate, or give effect to a merger or consolidation of the Company or any of its Subsidiaries with any Person or propose, adopt, consummate, or give effect to a plan of, or resolutions providing for, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except the Merger;

(h) acquire (including by merger, consolidation, or acquisition of stock or assets) any Person, Equity Interests, or assets, other than (i) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company, (ii) acquisitions of inventory, raw materials, supplies and other property in the ordinary course of business, and (iii) acquisitions of assets permitted pursuant to Section 5.1(k);

(i) incur any indebtedness for borrowed money (except for (A) letters of credit issued in the ordinary course of business, (B) borrowings under the Company’s existing revolving credit facilities in the ordinary course of business; provided that any such borrowings are repaid in full within ninety (90) days, and (C) loans or advances to direct or indirect wholly owned Subsidiaries of the Company in the ordinary course of business), issue any debt securities, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a direct or indirect wholly owned Subsidiary of the Company) for borrowed money;

(j) enter into, terminate or cancel, or agree to any material amendment or modification to or waiver under or in connection with any Company Material Contract, in each case other than, solely with respect to a Contract the primary purpose of which is for the sale or provisions of goods or services with any customer, vendor, supplier, or third-party service provider (other than any Company Material Contract of the nature described by any of clauses (ii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xiv) of Section 3.16), in the ordinary course of business (such ordinary course of business including renewals or extensions of any existing Company Material Contracts on substantially similar terms);

(k) make any capital expenditures in excess of the amount budgeted for in the Company’s capital expenditure budget for the applicable period, which is attached to Section 5.1(k) of the Company Disclosure Schedule, other than expenditures made to replace or repair damaged assets or in response to operational emergencies;

(l) (i) enter into any agreement to purchase or sell any interest in real property, (ii) grant or create any security interest, easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, (iii) enter into any lease, sublease, license or other occupancy agreement with respect to any real property or voluntarily alter, amend, modify or terminate any of the terms of any Company Lease Agreement, or (iv) make any material changes in the construction of any such property;

(m) except to the extent required by this Agreement, applicable Law or the existing terms of any Company Benefit Plan: (A) increase the cash compensation or benefits payable or to become payable to the directors, officers, employees, individual contractors or other individual service providers of the Company or any of its Subsidiaries, other than (x) increases in connection with promotions to a title of Vice President and below in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, and (y) annual increases in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, (B) establish, adopt, enter into, terminate, allow to lapse, or materially amend or modify any Company Benefit Plan, other than expirations and renewals in the ordinary course of business and other than entering into new hire offer letters and employment agreements with non-officer employees in the ordinary course of business and for which hiring would not be prohibited by subsection (H) below, (C) accelerate vesting, exercisability or funding of compensation or benefits, (D) grant any new equity-based awards or amend or modify the terms of any equity based awards, other than grants of new equity-based awards in the ordinary course of business in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, (E) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation other than bonuses or incentives for non-officer employees in the ordinary course of business in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, (F) pay or agree to pay any pension, retirement allowance or other post-termination benefit not required by the terms of any Company Benefit Plan existing as of the date hereof or (G) (i) terminate (other than for cause) the employment of, or hire, or promote, any employee with an aggregate cash compensation of $250,000 or more or with a title of Vice President or higher, or (ii) hire any employee such that the aggregate number of employees of the Company and its Subsidiaries exceeds the headcount set forth on Schedule 5.1(m) of the Company Disclosure Schedule for the applicable period;

(n) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or the interpretation or enforcement thereof, Nasdaq or by a Governmental Entity;

(o) compromise, settle, waive, release, assign, commence or agree to settle any Proceeding other than (i) the payment, or satisfaction, in the ordinary course of business consistent with past practice of liabilities reflected in or reserved against the Most Recent Balance Sheet, (ii) those that do not (A) involve the payment by any party thereto of monetary damages in excess of one million dollars ($1,000,000) individually or four million dollars ($4,000,000) in the aggregate, (B) involve any admission of wrongdoing or equitable relief, (C) involve any Governmental Entity and (D) relate to any Tax;

(p) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to any wholly owned Subsidiary of the Company or (B) in respect of travel or other business expenses in the ordinary course of business;

(q) (i) make, change or rescind any material Tax election or an annual Tax accounting period, (ii) adopt or change any material Tax accounting method, (iii) settle, consent to or compromise any material Tax claim, audit or assessment, (iv) surrender a right to a material Tax refund, (v) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment (other than extensions to file Tax Returns granted routinely in the ordinary course of business consistent with past practice), or (vi) enter into a closing agreement with any Governmental Entity regarding any material Tax liability or assessment or take any position on any material Tax Return that is inconsistent with past practice or positions taken in preparing or filing similar Tax Returns in prior periods;

(r) other than compensation payable to officers and directors and employee expense reimbursement obligations, in each case, pursuant to a Company Benefit Plan, enter into or give effect to any Contract, transaction, indebtedness or other arrangement between the Company or any of its Subsidiaries, on the one hand, and any of the directors, officers or affiliates of the Company and its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand;

(s) implement any employee layoff, plant closing, reduction in force, furlough, temporary layoff, salary or wage reduction, work schedule change or other such actions that triggers the WARN Act or similar Law;

(t) waive or release any material non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former employee or independent contractor; or

(u) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. The parties agree to take the actions set forth on Schedule 5.1(v).

5.2 Conduct of Business by Parent Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except (1) for any Permitted Action, (2) as required by Law or Order, (3) for any action taken to comply with any COVID-19 Measures, (4) as otherwise expressly contemplated by any other provision of this Agreement, or (5) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent will, and will cause each of its Subsidiaries (i) to conduct its operations in all material respects in the ordinary course of business, and (ii) to use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Parent and each of its Subsidiaries and to preserve the goodwill and current relationships of Parent and each of its Subsidiaries with customers, suppliers and other Persons with which Parent or any of its Subsidiaries has significant business relations. Without limiting the foregoing, except (w) for any Permitted Action, (x) as required by Law or Order, (y) for any action taken to comply with any COVID-19 Measures or (z) as otherwise expressly contemplated by any other provision of this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the certificate of incorporation and bylaws or any other organizational documents of Parent or any of its Subsidiaries;

(b) except for dividends or other distributions paid by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests; or

(c) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.3 Preparation of the Form S-4; Preparation of Proxy Statement; Company Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement and in any event within forty-five (45) days after the date of this Agreement:

(i) Parent shall prepare and file with the SEC a preliminary Form S-4. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Transactions, including the Share Issuance, in accordance herewith. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and other applicable Laws. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Shares and ADSs, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action.

(ii) The Company shall prepare the Proxy Statement. The Company shall cause the Proxy Statement and any other Company Shareholder Materials to comply as to form and substance in all material respects with the applicable requirements of applicable Laws. The Company, in connection with a Company Change of Recommendation pursuant to Section 5.5, may amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to a Company Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations. A “Company Qualifying Amendment” means an amendment or supplement or the Proxy Statement (including by incorporation by reference) to the extent it contains (i) a Company Change of Recommendation, (ii) the reasons of the Company Board for making such Company Change of Recommendation, including the receipt of any Competing Proposal, the terms of such proposal, and the operation and applicability of the terms of this Agreement with respect thereto, and (iii) additional information reasonably related to the foregoing.

(iii) Without limiting the generality of the foregoing, each of Parent and the Company shall furnish to the other party the information relating to it that the other party may reasonably request in connection with the Form S-4 or the Proxy Statement or other Company Shareholder Materials. Each party shall (A) provide the other party and its Representatives with a reasonable opportunity, in advance of the filing of the Form S-4 or the initial distribution and any supplemental distribution of the Proxy Statement and all other Company Shareholder Materials (and any amendments or supplements thereto), as applicable, to review and comment on such documents and (B), in good faith, consider and incorporate the reasonable comments of the other party in such documents. Each of Parent and the Company agrees to correct any information provided for use in the Proxy Statement or the Form S-4 which will have become false or misleading.

(b) The Company will cause the Form S-4 and the Proxy Statement to be mailed to its shareholders within five (5) Business Days of the date the Form S-4 is declared effective by the SEC under the Securities Act. Subject to the right of the Company Board to make a Company Change of Recommendation pursuant to Section 5.5, the Company will include in the Proxy Statement the Company Board Recommendation. No filing or mailing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Parent or the Company, without providing the other party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other party in good faith).

(c) Parent shall promptly notify the Company upon the receipt of any inquiries or comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4, if applicable, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all written correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4, if applicable, and advise the Company of any oral comments with respect the Form S-4. Prior to any response to the SEC, Parent shall provide the Company with a reasonable advanced opportunity to review and comment upon, and Parent shall consider in good faith, any such comments from the Company to such response to the SEC. Subject to the immediately preceding sentence, Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Parent will advise the Company promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. None of the parties or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form S-4 unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Each of the parties shall use its respective reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL, the Laws of the Cayman Islands and the rules of Nasdaq in connection with the filing (solely with respect to the Form S-4) and distribution of the Proxy Statement and the Form S-4, and the solicitation of proxies from the shareholders of the Company under the Proxy Statement. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the party that discovers such information shall promptly notify the other parties and, with respect to the Form S-4, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Form S-4 and the Proxy Statement, to the extent required by Law, disseminated to the shareholders of the Company. At the Company’s request, Parent shall reasonably cooperate in amending or supplementing the Proxy Statement pursuant to a Company Qualifying Amendment made in compliance with this Agreement.

(d) The Company shall promptly notify Parent upon the receipt of any inquiries from any Governmental Entity with respect to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all written correspondence between it and its Representatives, on one hand, and such Governmental Entity, on the other hand, and all written inquiries with respect to the Proxy Statement and advise Parent of any oral inquiries with respect to the Proxy Statement. If applicable, the Company shall use its reasonable best efforts to respond as promptly as practicable to any inquiries from any such Governmental Entity with respect to the Proxy Statement.

(e) The Company will, in accordance with the memorandum and articles of association of the Company, the Deposit Agreement, the CICA and all other applicable Laws, as promptly as practicable following the clearance of the Form S-4 by the SEC and in any event within forty-five (45) days following the mailing of the Proxy Statement and the Form S-4 (or such later date that Parent provides its prior written consent), hold a meeting of the Company shareholders (the “Company Meeting”) for the purpose of seeking the Company Shareholder Approval; provided that (i) the Company may, subject to compliance with the articles of association of the Company, adjourn the Company Meeting (A) to allow time for the filing or dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (B) if as of the time that the Company Meeting is originally scheduled (as set forth in the Proxy Statement) or any adjournment thereof there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, (C) if the Company reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained or (D) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), provided, further that with respect to clauses (ii) and (iii) no such adjournments shall exceed ten (10) Business Days in the aggregate and no single adjournment shall exceed five (5) Business

Days, and (ii) the Company shall, subject to compliance with the articles of association of the Company, adjourn the Company Meeting upon the written request of Parent (A) if as of the time that the Company Meeting is originally scheduled (as set forth in the Proxy Statement) or any adjournment thereof there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, or (B) if Parent reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained, provided, further that with respect to clauses (A) and (B) no such adjournments shall exceed ten (10) Business Days in the aggregate and no single adjournment shall exceed five (5) Business Days.

(f) Subject to the right of the Company Board to make a Company Change of Recommendation pursuant to Section 5.5, the Company shall solicit from shareholders of the Company proxies in favor of the approval and adoption of this Agreement in accordance with all applicable Laws, and shall use its reasonable best efforts to obtain the Company Shareholder Approval at the Company Meeting. Unless this Agreement is earlier terminated pursuant to Article 7, the Company shall establish a record date for, call, give notice of, convene and hold the Company Meeting for the purpose of voting upon the approval and adoption of this Agreement in accordance with the memorandum and articles of association of the Company, the CICA and all other applicable Law, whether or not the Company Board at any time after the date hereof shall have effected a Company Change of Recommendation or whether or not a Competing Proposal, as defined in Section 5.5(i)(ii), has been commenced, announced or submitted to the Company.

5.4 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause each of its Subsidiaries to: (i) use commercially reasonable efforts to provide Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof and (ii) use commercially reasonable efforts to furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes that doing so would: (A) result in the loss of attorney-client privilege (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege, including, entering into appropriate and reasonable common interest or similar agreements), (B) result in the disclosure of any trade secrets of third parties or otherwise breach, contravene or violate any effective Contract existing on the date hereof to which the Company or any of its Subsidiaries is a party (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in any such disclosure, breach, contravention, or violation), (C) breach, contravene or violate any applicable Law (including any Regulatory Law) (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in any such breach, contravention, or violation), (D) breach, contravene or violate any COVID-19 Measure (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in any such breach, contravention, or violation), or (E) result in the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, that were provided to the Company Board in connection with its consideration of the Merger or the sale process. Notwithstanding anything contained in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to provide any access or furnish any information pursuant to this Section 5.4(a) to the extent such access or information is reasonably pertinent to a Proceeding where the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 5.4(a) as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees (including in-house legal counsel), officers, directors or other independent contractors (including accountants and expert witnesses) of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(b) The Confidentiality Agreement, dated March 17, 2022, by and between the Company and Parent (the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.4(a) by the Company, its Subsidiaries and their Representatives. Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact or otherwise communicate with the employees (other than members of the Company’s the senior leadership team), customers, suppliers, distributors of the Company and its Subsidiaries, or, except as required pursuant to Section 5.6, any Governmental Entity, regarding the business of the Company, this Agreement or the Transactions without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

5.5 No Solicitation.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article 7, and except as otherwise permitted in this Agreement, the Company will not, and it will cause the Subsidiaries of the Company and its and their respective directors and officers, and the Company shall instruct its and its Subsidiaries’ financial advisors, investment bankers, legal counsel and other Representatives on behalf of the Company not to: (i) solicit or initiate or knowingly assist, facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than solely in response to an inquiry not solicited in material breach of this Section 5.5 informing the Person making such inquiry of the existence of the provisions contained in this Section 5.5); provided, however, that the Company and its Representatives may make inquiries of a Person making a Competing Proposal (and its Representatives) solely to the extent necessary to ascertain facts regarding, and clarify the terms of such Competing Proposal solely for the purpose of the Company Board informing itself about the terms of the Competing Proposal, but not to negotiate or seek revisions to such Competing

Proposal; (ii) provide any information regarding or provide access to the properties, personnel, books and records of the Company or any of Subsidiary of the Company to any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by Section 5.5(c) below; (iii) approve, endorse or publicly recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal; (iv) withdraw or change or qualify in a manner adverse to Parent, the Company Board Recommendation or fail to include in a manner adverse to Parent, the Company Board Recommendation in the Proxy Statement when disseminated to the Company’s shareholders; (v) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request by Parent following a Competing Proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known; provided that the Company and its Representatives shall have no obligation to reaffirm the Company Board Recommendation more than once with respect to any Competing Proposal (with modification to the financial terms thereof or any other material term thereof constituting a new Competing Proposal); (vi) if a tender offer or exchange offer that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders within ten (10) Business Days after the commencement thereof (or any modification to the financial terms thereof or any other material terms thereof); (vii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar Contract or understanding relating to any Competing Proposal (whether binding or nonbinding); or (viii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi) or (vii), above, a “Company Change of Recommendation”). The Company agrees that neither it, nor its affiliates, will enter into any agreement with any Third Party subsequent to the date of this Agreement which would prohibit the Company or any of its affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.5.

(b) The Company shall immediately cease and shall cause the Company’s Subsidiaries and its and their respective directors, officers and employees, and the Company shall instruct its and its Subsidiaries’ financial advisors, investment bankers, legal counsel and other Representatives to immediately cease, any and all existing discussion, activities or negotiations with any Person (other than Parent, Merger Sub or any of their respective designees or Representatives) conducted heretofore with respect to any Competing Proposal and to revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) hosted by the Company or any of its Subsidiaries or Representatives containing, or any other access to, any non-public information with respect to the Company or its Subsidiaries in connection with a Competing Proposal. Promptly after the date hereof (and in any event within three (3) days following the date hereof), the Company shall request in writing that each Person (other than Parent) that, during the one (1) year period prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of a Competing Proposal or potential Competing Proposal or received confidential information of the Company in connection with its consideration of a Competing Proposal or potential Competing Proposal promptly destroy or return to the Company all information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement, unless such request had been made by or on behalf of the Company, prior to the execution and delivery of this Agreement. The Company shall enforce, and not waive, terminate, or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision, or other provision with similar effect, would reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands, the Company may, with prior written notice to Parent, waive such standstill provision, or other provision with similar effect.

(c) Notwithstanding anything to the contrary contained in Section 5.5(a), if at any time following the date hereof and prior to the receipt of the Company Shareholder Approval (i) the Company has received a bona fide written Competing Proposal from a Third Party, (ii) the Company has not breached this Section 5.5 in any material respect with respect to such Competing Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that the failure to take any of the following actions would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands and that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may, directly or indirectly through the Company’s Representatives: (A) furnish information with respect to the Company and its Subsidiaries (including non-public information) to the Third Party making such Competing Proposal and its Representatives pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements and (B) participate or engage in discussions or negotiations with the Third Party making such Competing Proposal and its Representatives regarding such Competing Proposal and any changes thereto, including by making counterproposals thereto; provided, however, that any substantive non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in any event within forty-eight (48) hours) after it is provided or made available to such Third Party, except to the extent providing Parent or Merger Sub with such information would violate any applicable Law.

(d) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article 7, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in the event that the Company receives any Competing Proposal or any inquiry or request for information that could reasonably be expected to lead to a Competing Proposal. The Company shall notify Parent promptly (and in any event within forty-eight (48) hours) of the identity of the Third Party making such Competing Proposal or inquiry or request and provide to Parent a copy of such Competing Proposal or inquiry or request (or, where no such copy is available, a reasonable description of the material terms and details thereof).

(e) Notwithstanding anything to the contrary contained in this Section 5.5, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may make a Company Change of Recommendation in response to a Company Intervening Event if, and only if, (i) the Company Board has determined in good faith after consultation with the Company’s outside counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands; provided, that the making of such determination shall not in and of itself constitute a Company Change of Recommendation or violation of this Section 5.5, (ii) the Company has provided Parent with a written notice (a “Company Intervening Event Notice”) of such determination, stating that such notice constitutes a Company Intervening Event Notice, providing a description of the material facts and circumstances giving rise to a Company Intervening Event, and that the Company Board intends to effect a Company Change of Recommendation; provided, that the sole action of giving such Company Intervening Event Notice and the of the Company Board authorizing and disclosing (to the extent legally required) such Company Intervening Event Notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.5); and (iii) during the period commencing on the date of Parent’s receipt of the Company Intervening Event Notice and ending at 5:00 p.m. Taiwan time on the date that is the fourth (4th) Business Day thereafter (the “Matching Period”), has made its Representatives reasonably available to engage, and the Company has, engaged, in good faith discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board again makes the determination set forth in Section 5.5(e)(i).

(f) Notwithstanding anything to the contrary contained in this Section 5.5, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may in response to its receipt after the date of this Agreement of a bona fide written Competing Proposal with respect to which the Company is not in material breach of this Section 5.5, make a Company Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 7.1(f) if, and only if, (i) the Company Board has determined in good faith after consultation with the Company’s outside counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent on a binding basis prior to the determination by the Company Board, and (y) the failure to make such Company Change of Recommendation or to terminate this Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands; provided that making such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.5 or a termination of this Agreement, (ii) the Company has provided Parent with a written notice (a “Company Notice”) of such determination stating that such notice constitutes a Company Notice, stating whether the Company Board intends to effect a Company Change of Recommendation or the Company intends to terminate this Agreement, and describing in reasonable detail the reason for such Company Change of Recommendation or termination; provided, that the sole action of giving such Company Notice and of the Company Board in authorizing and disclosing (to the extent legally required) such Company Notice shall not constitute a Company Change of Recommendation, a violation of this Section 5.5 or a termination of this Agreement, (iii) the Company has provided Parent with all agreements and documents, and a copy of all material written communications, relating to such Competing Proposal, (iv) during the period commencing on delivery of the Company Notice to Parent and ending at 5:00 p.m. Taiwan time on the date that is the fourth (4th) Business Day after such delivery, the Company has made its Representatives reasonably available for the purpose of engaging, and the Company has, engaged, in good faith discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any written proposals made by Parent that if accepted by the Company would be binding upon Parent, and after taking account of Parent’s proposals, if any, the Company Board again makes the determination set forth in Section 5.5(f)(i) Following receipt by Parent of a Company Notice, if the financial or other material terms of such Competing Proposal are amended prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, the Company will deliver to Parent a new Company Notice prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence; provided, that the period of negotiation provided in Section 5.5(f)(iv)(the “Notice Period”) shall instead end at 5:00 p.m. Taiwan time on the third (3rd) Business Day immediately following delivery of such Company Notice, but no such new Company Notice shall shorten the original fourth (4th) Business Day period, and there may be multiple new Notice Periods if there are multiple revisions in price or other material revisions in terms or other material changes.

(g) Nothing contained in this Section 5.5 shall prohibit the Company or the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of the Company if the Company Board reasonably determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties of the members of the Company Board to the shareholders of the Company under the Law of the Cayman Islands; provided, that any such disclosure referred to in clauses (i) or (ii) that relates to a Competing Proposal shall be deemed to be a Company Change of Recommendation unless (x) the Company Board expressly reaffirms the Company Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” to the shareholders of the Company pursuant to Rules 14d-9(b) and 14e-2(a) promulgated under the Exchange Act.

(h) Any action taken or omission made by any Representative of the Company or any of its Subsidiaries that, if taken or made by the Company would be a material breach of this Section 5.5, shall be deemed to be a breach of this Section 5.5 by the Company.

(i) For purposes of this Agreement:

(i) “Company Intervening Event” means any event, change, effect, development, state of facts, condition, or occurrence (including any acceleration or deceleration of any of the foregoing) that is material to the Company and its Subsidiaries that (A) was not known to, or reasonably foreseeable by, the Company Board or any of the officers of the Company as of or prior to the date of this Agreement, and (B) does not involve or relate to a Competing Proposal; provided that in no event shall any of the following events, changes, effects, developments, state of facts, conditions, or occurrences (including any acceleration or deceleration of any of the foregoing) constitute or give rise to a “Company Intervening Event”: (1) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (2) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in Taiwan, the United States or globally, or changes generally affecting companies of comparable size in the industries (including seasonal fluctuations) in which the Company or its Subsidiaries or Parent or its Subsidiaries operate in Taiwan, the United States or globally, (3) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or Permitted Actions or changes in such COVID-19 Measures after the date of this Agreement), (4) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including by email) that such action be taken or refrained from being taken following the date of this Agreement, (5) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates, (6) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or any Competing Proposal or the approval of this Agreement or the Transactions by the Company Board, (7) changes in the trading price or trading volume of Shares or ADS or Parent Common Stock or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company or Parent by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company or Parent (provided, that for purposes of this clause (7) the underlying cause of such change may be taken into account in determining whether a Company Intervening Event has occurred), or (8) any failure by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided, that for purposes of this clause (8) the underlying cause of such failure may be taken into account in determining whether a Company Intervening Event has occurred).

(ii) “Competing Proposal” means any offer, inquiry, indication of interest or proposal from a Third Party or group (as defined under Section 13(d) of the Exchange Act) (other than a proposal or offer by Parent or any of its Subsidiaries) at any time that contemplates, involves or otherwise relates to, through any transaction or series of transactions (other than the Transactions) (A) a merger, consolidation or other business combination transaction involving the Company pursuant to which the shareholders of the Company immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions or (B) such Person or group otherwise acquiring beneficial ownership (as defined under the Exchange Act and the rules promulgated thereunder) of at least 15% or more of the assets (on a consolidated basis with its Subsidiaries, as measured by fair market value as determined in good faith by the Company Board) of or equity interests (including the Equity Interests of the Company) in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step or series of related transactions).

(iii) “Superior Proposal” means a bona fide written offer from a Third Party (on its most recently amended or modified terms, if amended or modified) constituting a Competing Proposal (with references to 15% and 85% being deemed to be replaced with references to 50%), which the Company Board determines in good faith after consultation with the Company’s outside counsel and financial advisors to be more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account such other factors as the Company Board considers in good faith to be appropriate (including the terms and conditions of such offer, the identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments, the likelihood and timing of consummation, and any proposals by Parent with respect to possible amendment to this Agreement that if accepted by the Company would be binding upon Parent).

5.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of this Agreement, including preparing and filing, in consultation with any other party hereto and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary or advisable applications, notices, petitions, filings, registrations, notifications, statements, submissions of information and other documents (including any required or recommended filings under applicable Regulatory Laws); (ii) to obtain as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) all waiting period expirations or terminations, approvals, consents, clearances, registrations, permits and authorizations from any Governmental Entity or third party that are or may become necessary, proper or advisable to consummate the Transactions; (iii) obtain all necessary consents, approvals or waiver from third parties and (iv) to defend lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other Transactions. Notwithstanding the foregoing, or anything else to the contrary herein, if the lessor or licensor under any Company Lease Agreement conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, requested by Parent, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments or providing all such additional security, the terms of which shall be subject to Parent’s approval.

(b) Each party hereto agrees to use its reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all applications, notices, petitions and filings required or recommended to be filed by such party with any Governmental Entity with respect to the Merger and the other Transactions, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. In furtherance and not in limitation of the foregoing, each party hereto shall, in consultation and cooperation with the other: (i) prepare and file the pre-merger notification under the HSR Act as promptly as practicable but in no case later than fifteen (15) Business Days after execution of this Agreement unless otherwise agreed by the parties, and (ii) prepare and file all other notifications required under any applicable Law with respect to any other Regulatory Laws as promptly as reasonably practicable after the execution of this Agreement (in each case, unless another date is mutually agreed between the parties hereto), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with such Governmental Entities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material) (the filings describe in clauses (i) and (ii), the “Regulatory Filings”). Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity, including the Federal Trade Commission (the “FTC”), Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the People’s Republic of China’s State Administration for Market Regulation (“SAMR”) in connection with the matters in Section 5.6(a) and this Section 5.6(b). Each party will bear its own costs of preparing its own pre-merger notifications and similar filings and notices in any applicable jurisdictions and related expenses incurred to obtain any required approval from a Governmental Entity, including the HSR Act.

(c) In connection with, and without limiting, the efforts or the obligations of the parties hereto under Section 5.6(a), and Section 5.6(b), each of Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Entity and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law and subject to the provisions of Section 5.4(a), providing copies, or portions thereof, of all such documents to the non-filing parties prior to the filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry from any Governmental Entity under any applicable Law with respect to any such filing, (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such Regulatory Filings, and (iii) supply, within the time allowed, any additional or supplemental information that may be required or reasonably requested by any Governmental Entity, including the FTC, the DOJ and SAMR. Notwithstanding the foregoing or anything else herein to the contrary, nothing in this Agreement shall require Parent or any of its Subsidiaries or its or their Representatives to provide to the Company or any of its Subsidiaries or its or their Representatives any non-public data, documents, or information, including with respect to the business, operations, assets, products, product roadmaps, plans, or other business data, documents, or information. Parent may as it deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the Company under this Section 5.6(c) as “Outside Counsel Only Material” and such materials and information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees (including in-house legal counsel), officers, directors or other independent contractors (including accountants and expert witnesses) of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(d) Each Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company (and the Company’s Subsidiaries, if applicable), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Entity and subject to all applicable privileges (including the attorney client privilege), promptly inform the other of any material communication from any

Governmental Entity regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Entity relating to this Agreement or the Transactions, including any Proceedings initiated by a private party. If any party hereto or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to a Regulatory Filing, then such party hereto shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing provisions of this Section 5.6(d), to the extent reasonably practicable, unless prohibited by applicable Law or by the applicable Governmental Entity, the parties hereto will (i) give each other reasonable advance notice of all meetings or material communications with any Governmental Entity relating to the Merger or any other Transactions, (ii) give each other an opportunity to participate in each of such meetings or material communications, (iii) keep the other parties reasonably apprised with respect to any communications with any Governmental Entity relating to the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communication (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Merger or any other Transactions and (vi) provide each other (or counsel of each party hereto, as appropriate) with copies of all written material communications to or from any Governmental Entity relating to the Merger or any other Transactions. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law and the provisions of Section 5.4(a) or as necessary to protection competitively sensitive information. Anything to the contrary contained in this Section 5.6 notwithstanding, materials provided pursuant to this Section 5.6 may be redacted to remove such information as a party is not obligated to provide under Section 5.6(c) and references concerning the valuation of the Company.

(e) Notwithstanding the foregoing or anything else herein to the contrary, the parties agree that Parent shall have full control over devising the strategy and tactics for obtaining clearances, approvals and waiting-period expirations under Regulatory Laws, including any filings, notifications, submissions and communications with or to any Governmental Entity in connection therewith; provided that Parent shall reasonably consider any good faith proposals timely made by the Company or its legal counsel.

(f) In furtherance to and not in limitation of the foregoing, Parent and its affiliates agree to use reasonable best efforts to obtain all approvals or clearances of the Merger or the Transactions required pursuant to applicable Regulatory Laws or the expiration or termination of any applicable waiting periods (and any extension thereof) in connection therewith in order for the parties hereto to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date (as the same may be extended), and to avoid any impediment to the consummation of the Merger of the Transactions, including Parent or any of its affiliates committing to undertake behavior or conduct remedies with respect to the Company or its Subsidiaries, in each case, as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, which would otherwise have the effect of preventing the Closing, in order for the parties hereto to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date (as the same may be extended). Notwithstanding the foregoing or anything else herein to the contrary, it is expressly understood and agreed that none of Parent or any of its affiliates shall be required to propose, negotiate, commit to or effect, execute or carry out agreements, enter into consent decrees or submit to orders providing for, whether by consent decree, national security agreement, letter of assurance, hold separate orders, or otherwise (A) to sell, divest, lease, license, transfer, dispose of, hold separate (through establishment of a trust or otherwise) or otherwise encumber, limit or impair or take any other action with respect to Parent’s or any of its affiliates’ or the Company’s or and of its Subsidiary’s ability to own or operate any assets or categories of assets, properties, businesses or product lines of Parent or any of its affiliates or the Company or any of its Subsidiaries, even if required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, (B) undertake any behavior or conduct remedy that would be material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole, or (C) to take any action or make any omission that would violate applicable Law.

(g) Neither Parent nor Merger Sub shall directly or indirectly acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets (collectively, “M&A Activity”), if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity seeking an Order prohibiting the consummation of the Transactions, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) prevent the consummation of the Transactions by the Outside Date. Notwithstanding the foregoing or anything else herein to the contrary, nothing in this Agreement shall restrict Parent or any of its affiliates from engaging in M&A Activity involving any target company, business or product line with annual revenue in the People’s Republic of China equal to or less than thirty million dollars ($30,000,000). Notwithstanding anything else herein to the contrary, this Section 5.6(g) contains the only restrictions and limitations, and nothing else in this Agreement restricts or limits, the ability of Parent or any of its affiliates from engaging in any M&A Activity.

(h) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.7 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or Nasdaq (or any other securities market) in connection with the Transactions; (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date (as the same may be extended) the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; or (d) such party becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any material failure by such party to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, such that any condition set forth in Article 6 would not be satisfied at Closing. Any such notice pursuant to this Section 5.7 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 6 have been satisfied or give rise to any right of termination set forth in Article 7.

5.8 Public Announcements. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, so long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, and any of their respective affiliates, shall not issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the listing agreement with or the listing rules or regulations of a national securities exchange or trading market on which securities of such party are listed, or governmental body to which the relevant party is subject, in which case the party required to make the press release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such press release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.8 shall not apply to any public press release or public announcement (x) made or proposed to be made in connection with a Competing Proposal, a Superior Proposal, a Company Change of Recommendation or a Company Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.5 or (y) in connection with any dispute between the parties regarding this Agreement or the Transactions. The press release announcing the execution and delivery of this Agreement shall not be issued prior to the approval of each of the Company and Parent. The Company shall file one or more current reports on Form 6-K with the SEC attaching the announcement press release and a copy of this Agreement as exhibits.

5.9 Employee Benefit Matters.

(a) For a period of twelve (12) months following the Effective Time, Parent shall provide or cause its Subsidiaries, including the Surviving Company, to provide to each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”), for so long as such Continuing Employee continues employment with Parent or its Subsidiaries (including the Surviving Company)

following the Effective Time during such twelve (12) month period, (A) a total annual compensation opportunity (including in the aggregate a rate of base salary or wages, and an annual target cash incentive opportunity) that are, in the aggregate, no less favorable than the total annual compensation opportunity (including in the aggregate a rate of base salary or wages, annual target bonus opportunity and annual target long-term incentive award opportunity, but excluding equity-based compensation) provided to such Continuing Employee immediately prior to the Effective Time, provided that Parent may, solely in Parent’s discretion, provide the annual compensation opportunity described above in the form of cash or equity awards, (B) the opportunity to participate in Parent’s long-term equity incentive programs to the extent that similarly situated employees of Parent and its subsidiaries participate in such programs and (C) other compensation and employee benefits (excluding any long-term incentive awards, severance, pension benefits or post-employment welfare benefits) that are no less favorable, in the aggregate, than the other compensation and benefits provided to Continuing Employees immediately prior to the Effective Time (excluding, for the avoidance of doubt, equity awards or long-term equity incentive programs, severance, pension benefits, post-employment welfare benefits or similar pay). Notwithstanding the generality of the foregoing, following the Closing, Parent shall honor and perform in accordance with their terms the severance arrangements set forth on Section 5.9 of the Company Disclosure Schedules.

(b) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its Subsidiaries, including the Surviving Company, following the Closing and in which any of the Continuing Employees participate (each, a “Parent Plan”), including any paid time off and severance plans, Parent shall use commercially reasonable efforts to honor any service with the Company or any of its Subsidiaries and the predecessor of any of them as service with Parent or any of its Subsidiaries, including the Surviving Company, for purposes of determining eligibility to participate, vesting (if applicable) and entitlement to (or level of) benefits (but not for accrual of or entitlement to equity awards granted at or after the Closing, pension benefits or post-employment welfare benefits, any Parent Plan that is frozen or closed to new entrants or to the extent that treatment would result in a duplication of benefits for the same period of service).

(c) Parent shall, and shall cause its Subsidiaries, including the Surviving Company, to use commercially reasonable efforts to: (i) waive any preexisting condition limitations otherwise applicable to such Continuing Employee and his or her eligible dependents under any Parent Plan that provides health benefits in which such Continuing Employee is eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such Continuing Employee and his or her eligible dependents immediately prior to the Effective Time under the corresponding Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by such Continuing Employee and his or her eligible dependents under the health plans in which they participated immediately prior to transitioning into a Parent Plan during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under any Parent Plan that is a group health plan, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(d) If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate the 401(k) plan(s) of the Company and its Subsidiaries, then the Company shall terminate (and/or cause its applicable Subsidiaries to terminate) any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent provides the notice described in this Section 5.9(d), the Company shall provide Parent with evidence reasonably satisfactory to Parent that such action has been taken pursuant to resolution of the board of directors of the Company or Subsidiary sponsoring such plan prior to the Effective Time. If the 401(k) plans of the Company and its Subsidiaries are terminated pursuant to this Section 5.9(d) then as soon as practicable following the Effective Time (other than where such timing would adversely affect the tax-qualified status of Parent’s 401(k) plan, in which case, as soon as legally permissible following the Effective Time), Parent shall permit all Continuing Employees who were eligible to participate in the 401(k) plans of the Company or its Subsidiaries immediately prior to the 401(k) Termination Date to participate in a Parent 401(k) plan, and shall permit each such Continuing Employee to elect to transfer such Continuing Employee’s account balance when distributed from the applicable terminated Company 401(k) plan to Parent’s 401(k) plan, except to the extent that accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

(e) Parent and the Company hereby agree to the terms set forth on Annex 5.9.

(f) Without limiting the generality of Section 8.8, no provision of this Section 5.9, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including, without limitation, any Continuing Employee and any dependent or beneficiary thereof) other than the parties hereto and their respective successors and assigns, (ii) shall constitute an amendment of, or an undertaking to amend, any Company Benefit Plan or any employee benefit plan, program or arrangement maintained by Parent or any of its affiliates, (iii) shall give any Person (including, without limitation, any Continuing Employee) any right to continued employment or service with the Company, Parent, or any of their respective affiliates, or (iv) is intended to prevent the Company, Parent or any of their respective affiliates from amending or terminating any Company Benefit Plan in accordance with its terms.

5.10 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, indemnify, defend and hold harmless, and to advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of this Agreement and (iii) any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement and made available to Parent, each present and former director and officer of the Company and its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Parent acknowledges that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of the current or former directors or officers of the Company or any of its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan as provided in its memorandum and articles of association or other organizational documents shall, to the fullest extent permitted under (i) applicable Law, (ii) the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of this Agreement and (iii) any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement and made available to Parent, survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect such exculpation, indemnification and advancement of expenses provisions of the applicable party’s articles and memorandum of association or similar organizational documents in effect as of the date of this Agreement and the exculpation, indemnification and advancement of expenses provisions in any Contract of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement and made available to Parent, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c) For six (6) years from and after the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Company shall not be required to pay for the D&O Insurance, in the aggregate, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement (the “Base Amount”), it being understood that if the total premiums payable for such insurance coverage exceeds the Base Amount, Parent shall obtain a policy with the greatest coverage available for a cost equal to the Base Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with such coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of this Agreement or the Transactions. For the avoidance of doubt, and notwithstanding anything herein to the contrary, the Company shall be permitted, at its sole discretion, to obtain such prepaid policies that provide such coverage prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than the Base Amount.

(d) In the event that either Parent or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent shall, and shall cause the Surviving Company to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.10(d).

(e) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives, who shall have the express right to enforce Section 5.10 pursuant to the terms of The Contracts (Rights of Third Parties) Act, 2014, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement. The obligations of Parent and the Surviving Company under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.10 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification or advancement of expenses provided for in this Section 5.10(f) is not prior to or in substitution for any such claims under such policies.

5.11 Parent Agreements Concerning Merger Sub. During the period from the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 6, Merger Sub shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or contemplated by this Agreement. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

5.12 Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

5.13 Shareholder Litigation. The Company shall give Parent reasonable opportunity (at Parent’s sole cost and expense) to participate in the defense or settlement of any shareholder Proceeding or written threat of a Proceeding against the Company and/or its directors and officers relating to this Agreement and/or the Transactions, including the Merger. The Company shall promptly notify Parent of any such Proceeding or written threat of Proceeding and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall not agree to or make any proposal with respect to any settlement of any such Proceeding or any threat of such a Proceeding without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include a full release of Parent and its affiliates (including the Surviving Company and its Subsidiaries) with respect to all liabilities, causes of action and claims arising out of, or related to, the claims asserted in such Proceeding or threat of Proceeding or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates (including the Surviving Company and its Subsidiaries). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.13 and any other provision of this Agreement, the provisions of this Section 5.13 shall control.

5.14 Stock Exchange Delisting. Parent shall cause the Company’s ADSs to be de-listed from Nasdaq and Shares and ADSs de-registered under the Exchange Act as promptly as practicable following the Effective Time, and prior to the Effective Time, the Company shall reasonably cooperate with Parent with respect thereto.

5.15 Transfer Taxes. Except as otherwise provided in Section 2.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with the Merger shall be borne by Parent.

5.16 Financing.

(a) Company Support.

(i) Prior to the Closing Date, the Company will, and will cause its Subsidiaries to, use reasonable best efforts, and will use reasonable best efforts to cause its and their respective Representatives, at Parent’s sole cost and expense, to use reasonable best efforts, in each case, to provide Parent and its Subsidiaries with all cooperation reasonably requested in writing by Parent or any of its Subsidiaries in connection with the Debt Financing (provided that such requested cooperation does not (i) cause any representation or warranty in this Agreement to be breached or (ii) cause any condition in this Agreement to fail to be satisfied) including using its reasonable best efforts to:

A. cause its management team, with appropriate seniority and expertise, including its senior executive officers to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with lenders, investors and rating agencies at times and locations mutually agreed and reasonably coordinated in advance;

B. assist with the syndication or other marketing of the Debt Financing, including assisting Parent or any of its Subsidiaries with the timely preparation of customary rating agency presentations (and assisting in the obtaining of corporate credit and corporate family ratings from any ratings agencies), customary bank information memoranda, and other customary marketing materials required in connection with the Debt Financing;

C. assist Parent or any of its Subsidiaries in connection with the preparation of any pledge and security documents or other documents relating to the pledge of collateral, currency or interest rate hedging agreements, credit agreements, a certificate of the Company with respect to solvency matters in the form set forth as Annex III to the Debt Commitment Letter and other definitive financing documents as may be reasonably requested by Parent or any of its Subsidiaries or the Financing Sources, and otherwise reasonably facilitating the pledging of collateral, including but not limited to delivery of stock certificates, and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Closing Date;

D. to the extent required in connection with the Debt Financing, furnish Parent and any of its Subsidiaries as promptly as practicable with (1) the financial statements with respect to the Company and its Subsidiaries set forth in paragraphs (v)(A) and (v)(B) of Annex II of the Debt Commitment Letter (or any analogous section in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope of the requirements set forth in the Debt Financing Commitment in effect on the date hereof) (the financial statements required by clause (1) of this Section 5.16(a)(i)D, the “Required Financial Information”), it being understood and agreed that such financial statements of the Company and its Subsidiaries may be in the same form and scope as the financial statements previously delivered to Parent or publicly filed with or furnished to the SEC prior to the date hereof, and (2) information required in connection with any confidential information memorandum and any bank presentation in respect of the Debt Financing, in each case customarily used for the syndication of debt financings of a type similar to the Debt Financing;

E. to the extent requested by Parent in a written notice delivered to the Company no later than forty-five (45) calendar days prior to the Closing Date, provide for, on or prior to the Closing Date, (i) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (excluding any obligations that are expressly provided to survive termination) under the applicable CTBC Agreements (the “Specified Indebtedness”), (ii) the termination of the applicable CTBC Agreements and (iii) the release of all Liens and guarantees, if any, held pursuant to the applicable CTBC Agreements or otherwise securing the Specified Indebtedness (collectively, the “Specified Indebtedness Payoff”); provided, that in no event shall this Section 5.16(a)(i)E require the Company or any of its Subsidiaries to (x) cause the Specified Indebtedness Payoff unless the Closing has occurred or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Specified Indebtedness Payoff;

F. furnish Parent at least four (4) Business Days prior to the Closing Date with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer”, anti-money laundering, and beneficial ownership rules and regulations, including the U.S. Patriot Act of 2001, in each case, as shall have been reasonably requested in writing by Parent at least nine (9) Business Days prior to the Closing Date that is reasonably required in connection with the Debt Financing;

G. deliver customary authorization letters that authorize the distribution of the confidential information memorandum to prospective lenders, which letters shall contain a customary “10b-5” representation by the Company with respect to the Company and its Subsidiaries and contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities; provided, however, that the Company shall have the right to review and comment on such materials prior to the delivery of its authorization letters;

H. solely with respect to financial information and data derived from the Company’s historical books and records, assist Parent with providing information reasonably required in connection with the preparation of pro forma financial information and pro forma financial statements to the extent required by the Financing Sources in connection with the Debt Financing, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of any Debt Financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments or assumptions desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition contemplated herein; and

I. take all corporate and other actions, subject to and contingent upon the occurrence of the Closing, reasonably requested by Parent or any of its Subsidiaries and necessary and customary to permit the consummation of the Debt Financing.

(ii) Notwithstanding the provisions of Section 5.16(a)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses or incur or satisfy any liability prior to the Closing Date for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement (other than the customary authorization letter referenced above) the effectiveness of which is not conditioned on the Closing Date, (C) give any indemnities that are effective prior to the Closing Date, (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of its business in any material respect or create an unreasonable risk of damage or destruction to any material property or assets of the Company or any of its Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged, is subject to attorney-client privilege or could reasonably be expected to result in the disclosure of any trade secrets, customer-specific data or competitively sensitive information, (F) take any action that would reasonably be expected to conflict with or violate its organizational documents or any applicable Laws or result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party (other than to the extent of any provision created or implemented in contemplation of this Agreement or the Transactions) or (G) taken any action that would cause the Company to breach any representation, warranty or covenant in this Agreement. No person who is a director, manager or general partner or person serving the equivalent function of the Company or any of its Subsidiaries at any time prior to the Closing (a “Pre-Closing Director”) shall be required to take any action to approve the Debt Financing and neither the Company nor any of its Subsidiaries shall be obligated to take any action pursuant to Section 5.15(a)(i) that requires action or approval by any Pre-Closing Director of the Debt Financing. Until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing (other than in connection with any authorization letter referred to in Section 5.16(a)(i)H above). Except for the representations and warranties set forth in Article 3, the Company shall not have any liability to Parent or Merger Sub in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 5.16(a). Parent and Merger Sub acknowledge and agree that (i) the obtaining of the Debt Financing, or any Alternative Debt Financing, is not a condition to Closing and (ii) a breach of this Section 5.16(a) will only constitute a material breach of the Company for purposes of Section 6.3 if (x) Parent has provided the Company with notice in writing of Company’s alleged failure to comply with this Section 5.16(a) (with reasonable specificity as to the basis for any such breach) and the Company has failed to cure such breach by the earlier of (i) ten (10) Business Days following such notice or (ii) three (3) Business Days prior to the Outside Date (but only to the extent notice is provided by Parent to the Company at least ten (10) Business Days prior to the Outside Date), and, in each case, such breach is a proximate cause of (or could reasonably be expected on an individual basis to cause) the Debt Financing not being (or to not be) consummated.

(b) Use of Logos. The Company hereby consents to the use of all logos of the Company or any of its Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (ii) are used solely in connection with a description of the business of the Company and its Subsidiaries or the Merger, and (iii) do not appear on the cover of any rating agency presentations, bank information memoranda and securities offering prospectuses or memoranda, road show presentations and similar documents used in connection with the Debt Financing.

(c) Confidentiality. All non-public or other confidential information provided by the Company or any of its Subsidiaries or any of their representatives pursuant to this Agreement will be kept confidential in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, except that Parent or any of its Subsidiaries will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such persons are subject to confidentiality undertakings no less favorable individually or in the aggregate to the Company than those contained in the Confidentiality Agreement.

(d) Company Reimbursement and Indemnification.

(i) Upon request by the Company, Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by the Company or any of its Subsidiaries in connection with providing the support and cooperation contemplated by Section 5.16(a)(i) or otherwise in connection with the Debt Financing.

(ii) Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective directors, officers, employees, agents and other representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 5.16(a)(i) and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries).

(e) Debt Financing. Parent shall use its reasonable best efforts to arrange, obtain and complete the Debt Financing on or before the Closing Date on the terms and conditions described in the Debt Financing Commitment (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.16(f)) (including complying with any implementation by the Financing Sources of any flex provisions in any Fee Letters), including, on and prior to the Closing or any earlier termination of this Agreement, using its reasonable best efforts to:

(i) comply with, maintain in effect and enforce the Debt Financing Commitment and (from and when executed) the Financing Agreements;

(ii) negotiate Financing Agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitment (including any “flex” provisions) or on other terms (not related to conditionality) reasonably acceptable to Parent and the Company and not in violation of Section 5.16(f), so that the agreements are in effect no later than the Closing Date;

(iii) satisfy, or cause to be satisfied, on a timely basis (or obtain the waiver of) all conditions applicable to the Debt Financing in the Debt Financing Commitment and any Financing Agreements with respect thereto, in each case, that are within the control of Parent or any of its Subsidiaries; and

(iv) in the event of a failure to fund (or threatened failure to fund) by the Commitment Parties in accordance with the Debt Financing Commitment that prevents, impedes or delays the Closing, enforce its rights under the Debt Financing Commitment and any Financing Agreements with respect thereto.

(f) Subject to the terms and conditions of this Agreement, Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Financing Commitment, in each case, without the prior written consent of the Company, if such amendment, supplement, modification, replacement, termination, reduction or waiver (individually or in the aggregate with any other amendments, modifications or waivers) would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing below the amount required to consummate the Merger (taking into account other sources of funding), (ii) impose new or additional conditions to the funding of the Debt Financing or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (A) prevent or materially delay or hinder the Closing, or (B) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing, less likely to occur in any material respect, or (iii) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitment; it being understood that notwithstanding the foregoing, Parent and its Subsidiaries may (i) consent to, replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date of this Agreement, (ii) make or permit assignments and replacements of an individual lender under the Debt Financing Commitment in connection with the syndication of the Debt Financing, and/or (iii) terminate or reduce the aggregate amount of the commitments under the Debt Financing Commitment (and enter into any amendments, modifications of supplements of the Debt Financing Commitment in connection therewith) if Parent and its Subsidiaries have a sufficient amount of available cash on hand from other sources to make the representation set forth in Section 4.12 as though made at the time of the effectuation of such amendment, supplement or modification. Promptly following any such amendment, supplement, modification, replacement, termination, reduction or waiver of the Debt Financing Commitment in accordance with this Section 5.16(f), Parent shall promptly notify the Company thereof and deliver a copy thereof to the Company and (A) references herein to the “Debt Commitment Letter”, “Fee Letters”, and/or “Debt Financing Commitment” shall be deemed to include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.16(f), and (B) references to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitment as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.16(f) and any Alternative Debt Financing.

(g) Parent shall (i) give the Company prompt written notice (A) of any default or breach by any party of any of the Debt Financing Commitment or Financing Agreements of which Parent or Merger Sub has knowledge, (B) if and when Parent becomes aware that any portion of the Debt Financing contemplated by the Debt Financing Commitment will not be available at Closing, (C) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual breach, default, termination or repudiation by any party to the Debt Financing Commitment or any Financing Agreement or (2) material dispute or disagreement between or among any parties to the Debt Financing Commitment or any Financing Agreement with respect to the enforceability of the Debt Financing Commitment (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Financing Agreements), and (D) of any expiration or termination of the Debt Financing Commitment or any Financing Agreement and (ii) upon reasonable request by the Company, inform the Company in reasonable detail of the status of its efforts to arrange the Debt Financing, it being understood that nothing in this sentence will require Parent to disclose any information that is subject to the attorney-client or work product privilege or the disclosure of which would result in the breach of any of Parent’s confidentiality obligations set forth in the Debt Commitment Letters (as in effect on the date of this Agreement).

(h) Without limiting Parent or Merger Sub’s obligations hereunder, if all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter and such portion is necessary to consummate the Transactions, Parent shall promptly notify the Company in writing and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable prior to the termination date, alternative debt financing from the same or alternative sources in an amount sufficient, together with the remaining available Financing, to consummate the Transactions and with terms and conditions (including market “flex” provisions) not less favorable to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter (“Alternative Debt Financing”). Parent shall deliver to the Company forthwith if it obtains the same true and complete executed copies of any commitment letters (including related fee letters) with respect to any Alternative Debt Financing (which fee letters may be redacted in a fashion consistent with the Fee Letters), and references herein to the “Debt Commitment Letter”, “Fee Letters”, and/or “Debt Financing Commitment” shall be deemed to include such commitment letters and related fee letters with respect to such Alternative Debt Financing.

(i) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Debt Financing is not a condition to the Closing.

5.17 Interim Financial Statements. The Company shall deliver to Parent the Interim Financial Statements as promptly as practicable after the close of the relevant reporting periods.

5.18 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued to satisfy the aggregate Per Share Stock Merger Consideration to be approved for listing on Nasdaq, subject to official notice of issuance.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

(c) The consummation of the Merger shall not be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity that is continuing and remains in effect (other than any such Order issued pursuant to or to enforce a Regulatory Law, which Order is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole) and no applicable Law shall be effective that prohibits the consummation of the Merger (other than any Regulatory Law that is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole).

(d) Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated. All waivers, consents, clearances, approvals and authorizations under the Regulatory Laws set forth on Section 6.1(d) of the Company Disclosure Schedule with respect to the Transactions shall have been obtained and shall remain in full force and effect.

6.2 Conditions to Obligations of the Company Under This Agreement. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of Parent and Merger sub contained in this Agreement, without giving effect to any qualifications as to materiality or “Parent Material Adverse Effect” or other similar qualifications contained therein, shall be true and correct at and as of the Closing Date as if made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), and except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3 Conditions to Obligations of Parent and Merger Sub Under This Agreement. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of the Company (i) contained in Sections 3.1 (Corporate Organization), 3.4 (Authority; Execution and Delivery; Enforceability), 3.5(b) (No Conflicts), 3.22 (Broker’s Fees), 3.23 (Takeover Statutes), 3.25 (Vote Required) and 3.26 (Opinion of Financial Advisor), without giving effect to any qualifications as to materiality or “Company Material Adverse Effect” or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of any of the representations and warranties set forth in Article 3 requiring the listing of matters and which are qualified by materiality or similar qualifications), shall be true and correct in all material respect at and as of the Closing Date as if made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); (ii) contained in Sections 3.3(a) (Capitalization), 3.3(b) (Capitalization) and

3.3(f) (Capitalization), without giving effect to any qualifications as to materiality or “Company Material Adverse Effect” or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of any of the representations and warranties set forth in Article 3 requiring the listing of matters and which are qualified by materiality or similar qualifications), shall be true and correct, in all respects at and as of the Closing Date as if made on the Closing Date, other than with respect to de minimis inaccuracies, (iii) contained in clause (ii) of Section 3.7(a) (Absence of Certain Changes or Events) shall be true and correct in all respects at and as of the Closing Date as if made on the Closing Date and (iv) otherwise set forth in Article 3, without giving effect to any qualifications as to materiality or “Company Material Adverse Effect” or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of any of the representations and warranties set forth in Article 3 requiring the listing of matters and which are qualified by materiality or similar qualifications), shall be true and correct at and as of the Closing Date as if made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

6.4 Frustration of Closing Conditions(a) . Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 or 6.3 to be satisfied if the primary cause of such failure was a material breach of this Agreement by Parent or Merger Sub. The Company may not rely on the failure of any conditions set forth in Sections 6.1 or 6.2 to be satisfied if the primary cause of such failure was a material breach of this Agreement by the Company.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Company Shareholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

(a) By mutual written consent of Parent and the Company, by action of their respective boards of directors, at any time prior to the Effective Time;

(b) By either the Company or Parent, if the Company Shareholder Approval shall not have been obtained at the Company Meeting or any adjournment thereof;

(c) By either the Company or Parent, if (i) any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Order or other action shall have become final and non-appealable (other than any such Order issued pursuant to or to enforce a Regulatory Law, which Order is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole), or (ii) any Governmental Entity shall have adopted or caused to be effective any Law prohibiting, prior to the Effective Time, the consummation of the Merger (other than any Regulatory Law that is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole); provided that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to any party where material failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Order or other action;

(d) By either the Company or Parent if the Effective Time shall not have occurred on or before February 6, 2023 (as it may be extended pursuant to this Section 7.1(d) the “Original Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any party whose material breach of any representation, warranty, covenant or agreement set forth in this Agreement has principally caused, or resulted in, the Effective Time not occurring prior to the Outside Date; provided, further, that if on the Original Outside Date, all of the conditions in Article 6 other than Sections 6.1(c) (solely with respect to any Regulatory Law or any Order issued pursuant to or in respect of any Regulatory Law) or 6.1(d) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub and the Company, as applicable, then the Outside Date shall automatically be extended to May 5, 2023 (the “First Extended Outside Date”); provided, further, that if on the First Extended Outside Date, all of the conditions in Article 6 other than Sections 6.1(c) (solely with respect to any Regulatory Law or any Order issued pursuant to or in respect of any Regulatory Law) or 6.1(d) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub and the Company, as applicable, then the Outside Date shall automatically be extended to August 7, 2023 (the “Second Extended Outside Date”) (the Original Outside Date as such date may be extended by the First Extended Outside Date and the Second Extended Outside Date, as applicable, the “Outside Date”); provided, further, that if the conditions to Closing set forth in Article 6 are satisfied prior to the Outside Date (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on Closing Date), then the definition of the applicable Outside Date shall be deemed to be extended, and shall mean, the date that is ten (10) Business Days after the Outside Date prior to giving effect to this proviso (it being understood that this proviso shall only extend the Outside Date once); provided, further, that the definition of the applicable Outside Date shall be deemed to be extended until the date that is two (2) Business Days after the last day of any then-pending (i) Matching Period or (ii) Marketing Period.

(e) By Parent if at any time (i) prior to the receipt of the Company Shareholder Approval, the Company Board shall have effected a Company Change of Recommendation or (ii) a Willful and Material Breach of Section 5.5 (No Solicitation) shall have occurred (or be deemed, pursuant to the terms thereof, to have occurred);

(f) By the Company, at any time prior to the receipt of the Company Shareholder Approval, if the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 5.5 (No Solicitation) with respect to such Superior Proposal; provided, however, that the Company shall prior to or concurrently with such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.3;

(g) By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b) prior to the Outside Date (as the same may be extended) or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach by Parent or Merger Sub of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects; or

(h) By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date (as the same may be extended) or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by the Company of its material representations, warranties or covenants contained in this Agreement, and such or breach shall not have been cured in all material respects.

7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and this Agreement shall forthwith become void and have no further force and effect (other than the second sentence of Section 5.4(b), Section 5.8, Section 7.2, Section 7.3, Section 7.4 and Article 8, each of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to the second sentence of Section 5.4(b), Section 5.8, Section 7.2, Section 7.3, Section 7.4 and Article 8; provided, that, subject to Section 7.3, each party will retain liability for liabilities or damages incurred or suffered as a result of its fraud or Willful and Material Breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination and any aggrieved party will be entitled to all rights and remedies under applicable Law or equity.

7.3 Termination Fees.

(a) The parties hereto agree that if this Agreement is terminated by Parent pursuant to Section 7.1(e) or the Company pursuant to Section 7.1(f), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee. The “Company Termination Fee” means one hundred thirty two million dollars ($132,000,000).

(b) The parties hereto agree that if (x) this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(g), (y) after the date hereof and prior to the date of the Company Meeting, a bona fide Competing Proposal was received by the Company or has been publicly announced and not withdrawn before the date this Agreement is terminated and (z) the Company enters into a definitive agreement with respect to any Competing Proposal within twelve (12) months after such termination or consummates a transaction contemplated by any Competing Proposal within twelve (12) months after such termination, then the Company shall pay the Company Termination Fee to Parent, no later than two (2) Business Days after the consummation of such transaction. For purposes of this Section 7.3(b), the term “Competing Proposal” shall have the meaning assigned to such term in Section 5.5(i)(ii), except that the references to “15%” and “85%” shall be deemed to be references to “50%”.

(c) The parties hereto agree that (A) if this Agreement is terminated by Parent or the Company pursuant to (x) Section 7.1(c) (but solely to the extent a court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order pursuant to a Regulatory Law (and no other Law), adopted or caused to be effective any Law (but solely to the extent it is a Regulatory Law and no other Law) or taken any other action pursuant to a Regulatory Law (and no other Law), in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Order or other action shall have become final and non-appealable), or (y) Section 7.1(d), (B) at the time of such termination, all of the conditions in Article 6 other than Section 6.1(c) (solely with respect to any Regulatory Law or any Order issued pursuant to or in respect of any Regulatory Law) or 6.1(d) have been satisfied or are capable of being satisfied prior to Closing (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub and the Company, as applicable, and (C) at the time of such termination the Company is not in material breach of any representation, warranty, covenant or other agreement of the Company set forth in this Agreement where such breach by the Company is the primary cause of the failure of any condition to this Agreement being satisfied, then Parent shall pay to the Company prior to or concurrently with such termination, in the case of a termination by Parent, or within two (2) Business Days thereafter, in the case of a termination by the Company, the Parent Termination Fee. The “Parent Termination Fee” means one hundred sixty million dollars ($160,000,000).

(d) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds denominated in U.S. dollars to an account designated in writing by Parent or the Company, as applicable, or in the absence of such designation, an account established for the sole benefit of Parent or the Company, as applicable.

(e) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. For the avoidance of doubt, (x) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and (y) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(f) Except in case of fraud or a Willful and Material Breach, in circumstances where the Company Termination Fee is payable in accordance with Section 7.3(a) or Section 7.3(b), Parent’s receipt of the Company Termination Fee (if received) from or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, “Related Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. While Parent and Merger Sub may pursue both a grant of specific performance of the obligation of the Company to consummate the Merger in accordance Section 8.13 and the payment of the Company Termination Fee under Section 7.3(a) or Section 7.3(b), under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of such specific performance and the payment of the Company Termination Fee (if entitled under Section 7.3(a) or Section 7.3(b)).

(g) Except in case of fraud or a Willful and Material Breach, in circumstances where the Parent Termination Fee is payable in accordance with Section 7.3(c), the Company’s receipt of the Parent Termination Fee (if received) from or on behalf of Parent shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Merger Sub, Parent and its Subsidiaries, any of their respective Related Parties and the Financing Sources for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. While the Company may pursue both a grant of specific performance of the obligation of Parent and Merger Sub to consummate the Merger in accordance Section 8.13 and the payment of the Parent Termination Fee under Section 7.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of such specific performance and the payment of the Parent Termination Fee (if entitled under Section 7.3(c)).

7.4 Limitation on Recourse. Any claim or cause of action under this Agreement may only be brought against Persons that are expressly named as parties, and then only with respect to the specific obligations set forth in this Agreement. No Related Party shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company of or for any claim, investigation, or Proceeding under, based on, in respect of, or by reason of, this Agreement or the Transactions (including the breach, termination or failure to consummate such Transactions), whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise.

7.5 Amendment. This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s shareholders without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Notwithstanding anything to the contrary contained herein, none of Section 7.3(g), Section 7.5, Section 8.8, Section 8.11(c), Section 8.11(d) or Section 8.14 (nor any provision (including any defined term therein) of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may be amended, supplemented, waived or otherwise modified in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources.

7.6 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or Per ADS Merger Consideration, or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by internationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving party, otherwise upon the following Business Day after receipt of proof or delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, on the following Business Day; and (d) if otherwise actually personally delivered, when delivered; provided, that such notices, request, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties:

If to Parent or Merger Sub, addressed to it at:

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

Attention: Steven G. Litchfield

Email: slitchfield@maxlinear.com

with a copy to (for information purposes only):

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

        Rich Mullen

Email: rishii@wsgr.com

  rich.mullen@wsgr.com

and

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real

San Diego, CA 92130

Attention: Robert F. Kornegay

Email: rkornegay@wsgr.com

If to the Company, addressed to it at:

Silicon Motion Technology Corporation

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

Attention: Tracy Li

Email: tracy.li@siliconmotion.com

with a copy to (for information purposes only):

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92625

Attention: Charles K. Ruck

                 Christopher R. Drewry

                 Benjamin P. Su

Email: charles.ruck@lw.com

            christopher.drewry@lw.com

            benjamin.su@lw.com

and

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

Attention: Robert S. Matlin

        James Chen

Email: Robert.Matlin@klgates.com

James.Chen@klgates.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date of this Agreement that (i) contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not contain any standstill provision, and (ii) does not in any way restrict the Company from complying with its obligations under Section 5.5.

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when a payment is due, any day on which banks are not required or authorized by applicable Law to close in the Cayman Islands, New York or Taiwan.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means (i) all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) all pension, bonus, stock option, stock purchase, restricted stock, restricted stock unit, other equity or equity-based incentive, cash-based incentive, retention incentive, compensatory change in control, profit sharing, severance, salary continuation, supplemental termination pay, retiree medical or life insurance, retirement, supplemental retirement, vacation, fringe benefit or other compensation or benefit plans, programs, policies, practices, agreements or arrangements, in each case, with respect to which the Company or any Subsidiary of the Company has or would reasonably be expected to have any liability or that are maintained by, contributed to (or required to be contributed to) or sponsored by the Company or any Subsidiary of the Company for the benefit of any current or former employee, director or other individual providing services to the Company or any Subsidiary of the Company, but excluding compensation and benefit plans, programs policies, practices and arrangements sponsored or maintained by a Governmental Entity.

“Company Data” means all data and information Processed by the Company.

“Company Equity Plan” means the Company’s 2015 Incentive Plan.

“Company ERISA Affiliate” means any trade or business (whether or not incorporated), which is or within the last six (6) years, has been under common control with the Company within the meaning of Section 4001(b)(1) of ERISA, or which together with the Company is, or within the last six (6) years, has been treated as a single employer for purposes of Section 414(b), (c), (m), (o) or (t) of the Code.

“Company Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect adversely and disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industry or industries: (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in Taiwan, the United States or globally, or changes generally affecting companies in the industry or industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in Taiwan, the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or Permitted Actions or changes in such COVID-19 Measures or Permitted Actions after the date of this Agreement), (d) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including by email) that such action be taken or refrained from being taken following the date of this Agreement, (e)

the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates (provided that this clause (e) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the negotiation, announcement, pendency, or consummation of this Agreement and the Merger), (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or any Competing Proposal or the approval of this Agreement or the Transactions by the Company Board, (g) changes in the trading price or trading volume of Shares or ADS or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company (provided, that for purposes of this clause (g) the underlying cause of such change may be taken into account in determining whether a Company Material Adverse Effect has occurred) or (h) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided, that for purposes of this clause (h) the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Company Material Intellectual Property” means the Company Owned Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole.

“Company Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Product” means all products and services that are or have been since January 1, 2019 marketed, offered, sold, licensed, provided, distributed, supported, or otherwise exploited by the Company or any of its Subsidiaries, including designs, wafers, integrated circuits and other products.

“Company Shareholder Approval” means the affirmative vote of the shareholders of the Company representing not less than two-thirds (2/3) of the votes cast at the Company Meeting with respect to the approval of this Agreement, the Merger and the consummation of the Transactions.

“Company Shareholder Materials” means notice to the shareholders of the Company of the Company Meeting, the Proxy Statement and any other materials the Company may provide to the shareholders of the Company along with such notice and Proxy Statement, specifically in connection with the solicitation of the Company Shareholder Approval.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Contract” or “Contracts” means any of the legally binding agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11.

“CTBC Agreements” means the (i) Agreement for Individually Negotiated Terms and Conditions (個別條款約定書) dated May 26, 2020, and Supplemental Agreement to Comprehensive Credit Facilities Master Agreement (銀行授信綜合額度契約暨總約定書之增補契約), dated July 13, 2021, by and between CTBC Bank Co., Ltd. and the Company (ii) Agreement for Individually Negotiated Terms and Conditions (個別條款約定書) dated May 26, 2020, and Supplemental Agreement to Comprehensive Credit Facilities Master Agreement (銀行授信綜合額度契約暨總約定書之增補契約), dated July 13, 2021, by and between CTBC Bank Co., Ltd. and Silicon Motion Inc. (慧榮科技股份有限公司) and (iii) Agreement for Individually Negotiated Terms and Conditions (個別條款約定書) dated June 16, 2020, and Supplemental Agreement to Comprehensive Credit Facilities Master Agreement (銀行授信綜合額度契約暨總約定書之增補契約), dated July 13, 2021, by and between CTBC Bank Co., Ltd. and Silicon Motion Technology (Hong Kong) Limited.

“Customs and Trade Laws” means all applicable export, import, customs, trade and anti-boycott Laws or programs administered, enacted or enforced by: (a) the United States (including the Export Control Reform Act of 2018 and implementing Export Administration Regulations and the anti-boycott Laws and regulations administered by the U.S. Departments of Commerce and Treasury); (b) any other country, except to the extent inconsistent with U.S. law.

“Data Processing Policy” means each external policy, written statement or representation or notice of the Company relating to the Processing of Personal Data, privacy, data protection, or security.

“Data Processing Requirement” means any applicable (i) Law relating to privacy, data protection, or security, or (ii) Data Processing Policy or industry standard binding on the Company (including, as applicable, the Payment Card Industry Data Security Standard), or requirement of any Contract relating to the Processing of Company Data, privacy, data protection, or security.

“Environmental Claims” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively (a) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their Subsidiaries and (b) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Equity Plans.

“FDI Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, governmental orders, administrative and judicial doctrines and other applicable Laws that are designed or intended to prohibit, restrict or regulate investments by Persons that are deemed a foreign entity or that may pose a threat to national security.

“Financing Agreement” means any credit agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred by Parent or its Subsidiaries in connection with the Debt Financing.

“Financing Sources” means the persons (other than Parent or any controlled affiliate of Parent) that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing and any joinder agreements, indentures, supplemental indentures, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers, underwriters, or administrative agents in connection with the Debt Financing, together with their current and future affiliates and their and such affiliates’ officers, directors, employees, attorneys, partners, controlling parties, advisors, members, managers, accountants, consultants, agents and representatives and funding sources of each of the foregoing involved in any of the Debt Financing and their successors and assigns.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Contract” means any Contract that is between the Company or any Subsidiary of the Company, on one hand, and a Governmental Entity, on the other hand, or entered into by the Company or any Subsidiary of the Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government.

“Governmental Official” is any (a) officer, agent, or employee of a Governmental Entity or (b) person acting in an official capacity for or on behalf of a Governmental Entity.

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation, or for which liability may be imposed, under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property rights recognized under applicable Law, including all: (a) Patents; (b) trademarks, service marks, logos, trade dress, trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications, renewals and extensions to register the foregoing anywhere in the world and all goodwill associated therewith (“Marks”); (c) Internet domain names (whether or not registered); (d) all copyrights (whether or not published), and all other rights with respect to works of authorship and copyrightable subject matter (including Software), and all applications and registrations in connection therewith (“Copyrights”); (e) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. §§ 901-914) and any other intellectual property right in semiconductor topology or mask works (“Mask Work Rights”); (f) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, in each case that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Interested Owner” means any Person who owns at least fifteen percent (15%) of the outstanding voting stock of another Person, or who owned such fifteen (15%) at any time during the previous three (3) years and presently holds the power to direct management or a position as director or officer of such other Person.

“Interim Financial Statements” means (i) the audited consolidated balance sheet and related consolidated statements of operations or income, cash flows and shareholders’ equity of the Company for the three most recently completed fiscal years of the Company, ended at least 120 days before the Closing Date and (ii) the unaudited consolidated balance sheet and related statements of operations or income and cash flows of the Company for each subsequent fiscal quarter (other than any fiscal fourth quarter) of the Company, ended at least 60 days before the Closing Date.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4(a) of the Company Disclosure Schedule after reasonable due inquiry; and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the officers and directors of Parent and Merger Sub after reasonable due inquiry.

“Law” means any applicable national, provincial, state, municipal and local laws, statutes, ordinances, decrees, rules, regulations or Orders of any Governmental Entity, in each case, having the force of law.

“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, equity interest or asset.

“Marketing Period” means the first period of fifteen (15) consecutive calendar days commencing on the later of (i) the date Parent shall have access to the Required Financial Information and (ii) the date the Company Shareholder Approval has been obtained; provided that (x) (1) none of July 5, 2022, July 3, 2023 or July 5, 2023 shall be considered a calendar day for the purposes of this definition (provided, however, that such exclusion shall not restart such period) and (2) if such fifteen (15) consecutive calendar day period has not ended on or prior to (A) August 22, 2022, then it will be deemed to not commence earlier than September 6, 2022, or (B) December 16, 2022, then it will be deemed to not commence earlier than January 2, 2023, (y) in no event shall the Marketing Period be restarted or cease to continue if additional financial statements are required to be delivered pursuant to the definition of “Required Financial Information” or have otherwise been provided after the Marketing Period has commenced, and (z) the Marketing Period in any event shall end on any earlier date prior to the expiration of such fifteen (15) consecutive calendar day period if the Debt Financing is consummated on such earlier date (including closing into escrow); provided, further, that if the Company shall in good faith reasonably believe that it has provided the Required Financial Information, the Company may deliver to Parent a written notice to that effect (stating in good faith when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Financial Information on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed the delivery of the Required Financial Information at the time such notice is given and, within three (3) Business Days after the date of the delivery of such notice by the Company, Parent gives written notice to the Company to that effect (stating with reasonable specificity which such Required Financial Information has not been delivered), in which case such Required Financial Information shall be deemed to have been delivered when such specific items have been delivered by the Company; provided, that such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financial Information was, in fact, delivered; provided, further, that, notwithstanding the foregoing, the delivery of the Required Financial Information shall be satisfied at any time at which (and so long as) Parent shall have actually received the Required Financial Information, regardless of whether any such notice is delivered to the Company.

“Nasdaq” means the Nasdaq Global Select Market.

“Open Source Materials” refers to any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (including but not limited to the GNU General Public License (GPL), Affero GPL, LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any judgment, order, ruling, decision, writ, injunction, decree or arbitration award of any Governmental Entity.

“Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a 10 trading day period, starting with the opening of trading on the 11th trading date prior to the Closing Date to the closing of trading on the 2nd to last trading date prior to the Closing Date, as reported by Bloomberg.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect adversely and disproportionately impacts Parent and its Subsidiaries, taken as a whole, relative to other companies operating in the same industry or industries: (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in Taiwan, the United States or globally, or changes generally affecting companies in the industry or industries (including seasonal fluctuations) in which Parent or its Subsidiaries operate in Taiwan, the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or Permitted Actions or changes in such COVID-19 Measures or Permitted Actions after the date of this Agreement), (d) any action taken or refrained from being taken, in each case to which the Company has expressly approved, consented to or requested in writing (including by email) that such action be taken or refrained from being taken following the date of this Agreement, (e) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates (provided that this clause (e) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the negotiation, announcement, pendency, or consummation of this Agreement and the Merger), (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or the approval of this Agreement or the Transactions by the Parent Board, (g) changes in the trading price or trading volume of Parent Common Stock or any suspension of trading, or any changes in the ratings or the ratings outlook for Parent by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to Parent (provided that for purposes of this clause (g) the underlying cause of such change may be taken into account in determining whether a Parent Material Adverse Effect has occurred) or (h) any failure by Parent or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided, that for purposes of this clause (h) the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred).

“Patents” means all patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof (and all foreign counterparts of any of the foregoing).

“Permitted Action” means any such commercially reasonable action or inaction, whether or not in the ordinary course of business, that the (a) Company reasonably believes is necessary or prudent for the Company or any of its Subsidiaries to take or abstain from taking, in order to (i) carry on and preserve or protect their respective financial positions, businesses, assets or properties or to protect the health or safety of the customers, suppliers, employees and other business relations of the Company or any of its Subsidiaries, in each case, solely in connection with COVID-19 or the COVID-19 Measures or (ii) ensure compliance by the Company and its Subsidiaries and their respective directors, officers and employees with any COVID-19 Measures, on the one hand and (b) Parent reasonably believes is necessary or prudent for Parent or any of the Parent Subsidiaries to take or abstain from taking, in order to (i) carry on and preserve or protect their respective financial positions, businesses, assets or properties or to protect the health or safety of the customers, suppliers, employees and other business relations of Parent or any of the Parent Subsidiaries, in each case, solely in connection with COVID-19 or the COVID-19 Measures or (ii) ensure compliance by the Parent and the Parent Subsidiaries and their respective directors, officers and employees with any COVID-19 Measures, on the other hand.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established in accordance with GAAP or the Company financial statements, (b) statutory or common law Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) Liens disclosed on the Most Recent Balance Sheet or notes thereto, (d) Liens which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, (e) non-exclusive licenses of Intellectual Property, (f) with respect to Company Real Property (i) matters of record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property, (iii) applicable building, zoning and land use regulations, and (iv) other imperfections or irregularities in title, charges, restrictions and other Liens that do not materially detract from the use or value of the Company Real Property to which they relate, (g) Liens affecting the fee estate of any Company Leased Real Property that do not materially detract from the use or value of the Company Real Property to which they relate, (h) Liens relating to intercompany borrowings solely among the Company and its wholly owned Subsidiaries and (i) such other Liens which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Data” means data or information defined as “personal information,” “personal data,” “personally identifiable information,” or an analogous term under applicable Law regarding privacy, data protection, or security.

“Proceedings” means all actions, suits, claims, litigation, proceedings, in each case, by or before any Governmental Entity, arbitrator, or other tribunal with the power to issue legally binding judgments and orders.

“Process” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s shareholders at the Company Meeting.

“Registered IP” means all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property that is registered with, issued by or applied for by or with any Governmental Entity or other public or quasi-public legal authority (including domain name registrars).

“Regulatory Laws” means Competition Laws and FDI Laws.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, financing sources and other representatives.

“Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is the target of Sanctions as a result of being (a) listed in any Sanctions-related list maintained by the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), the European Union, any European Union member state, the United Nations, or the United Kingdom; (b) organized or resident in a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent or more or (where relevant under applicable Sanctions) controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

“Sanctions” means all applicable trade, economic and financial sanctions, embargoes, programs, Laws and restrictive measures administered, enacted or enforced by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) the European Union, (iii) any European Union member state, (iv) the United Nations or (v) the United Kingdom.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any software tools, other computer software (whether in source code, object code, or other form), algorithms contained or incorporated in software, models, databases, compilations of data, (including content and other information) and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including any information return, declaration, notice, or statement), claim for refund, estimated filing or declaration required to be filed or actually filed with a Governmental Entity in connection with the determination, assessment or collection of any Tax, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, real property, personal property, sales, use, goods and services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, environmental, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added and gains tax, and any interest, penalties, additions to tax or additional amounts imposed in respect of any of the foregoing.

“Technology” means proprietary tools, other Software, datasets, designs, methods, materials, manufacturing processes and techniques and other proprietary technology.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates.

“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the U.S. Department of the Treasury.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had knowledge, or would reasonably be expected to know, of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with knowledge, or would reasonably be expected to know, that the action so taken or omitted to be taken constituted a material breach of this Agreement.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“401(k) Termination Date”	Section 5.9(d)

“ADS”	Section 2.1(a)

“Agreement”	Preamble

“Applicable Anti-Corruption Laws”	Section 3.10(c)

“Arbitrator”	Section 8.11(b)

“Base Amount”	Section 5.10(c)

“Blue Sky Laws”	Section 3.5(b)

“Capitalization Date”	Section 3.3(b)

“CICA”	Recitals

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Commitment Parties”	Section 4.11(a)

“Company”	Preamble

“Company Board”	Recitals

“Company Board Recommendation”	Section 3.4(b)

“Company Change of Recommendation”	Section 5.5(a)

“Company Disclosure Schedule”	Article 3

“Company Financial Advisor”	Section 3.22

“Company Intervening Event”	Section 5.5(i)(i)

“Company Intervening Event Notice”	Section 5.5(e)

“Company Lease Agreements”	Section 3.14(b)

“Company Leased Real Property”	Section 3.14(b)

“Company Material Contracts”	Section 3.16(a)

“Company Meeting”	Section 5.3(e)

“Company Notice”	Section 5.5(f)

“Company Owned Real Property”	Section 3.14(a)

“Company Real Property”	Section 3.14(c)

“Company Registered IP”	Section 3.17(a)

“Company Related Party”	Section 8.14

“Company Required Approvals”	Section 3.5(a)

“Company RSU”	Section 2.4(a)

“Company SEC Documents”	Section 3.6(a)

“Company Termination Fee”	Section 7.3(a)

“Competing Proposal”	Section 5.5(i)(ii)

“Confidentiality Agreement”	Section 5.4(b)

“Continuing Employee”	Section 5.9(a)

“Converted RSUs”	Section 2.4(a)

“Copyleft Terms”	Section 3.17(f)

“D&O Insurance”	Section 5.10(c)

“Debt Commitment Letter”	Section 4.11(a)

“Debt Financing”	Section 4.11(a)

“Debt Financing Commitment”	Section 4.11(a)

“Deposit Agreement”	Section 2.1(b)

“Depositary”	Section 2.8

“Dissenting Shareholders”	Section 2.3(a)

“Dissenting Shares”	Section 2.3(a)

“DOJ”	Section 5.6(b)

“Effect”	Section 8.4

“Effective Time”	Section 1.2

“Exchange Agent”	Section 2.2(a)

“Fee Letters”	Section 4.11(a)

“First Extended Outside Date”	Section 7.1(d)

“Form S-4”	Section 3.5(b)

“FTC”	Section 5.6(b)

“Foreign Plan”	Section 3.11(h)

“Indebtedness Contracts”	Section 3.6(o)

“Indemnitee”	Section 5.10(a)

“M&A Activity”	Section 5.6(g)

“Matching Period”	Section 5.5(e)

“Material Customer”	Section 3.16(a)(i)

“Material Reseller”	Section 3.16(a)(i)

“Material Supplier”	Section 3.16(a)(i)

“Merger”	Recitals

“Merger Consideration”	Section 2.2(a)

“Merger Sub”	Preamble

“Most Recent Balance Sheet”	Section 3.6(e)

“Notice Period”	Section 5.5(f)

“Original Outside Date”	Section 7.1(d)

“Outside Counsel Only Material”	Section 5.4(a)

“Parent”	Preamble

“Parent Board”	Recitals

“Parent Capitalization Date”	Section 4.4(b)

“Parent Common Stock”	Section 4.4(a)

“Parent Material Contract”	Section 4.8(a)

“Parent Plan”	Section 5.9(b)

“Parent Preferred Stock”	Section 4.4(a)

“Parent SEC Documents”	Section 4.5(a)

“Parent Subsidiary”	Section 4.3(a)

“Parent Termination Fee”	Section 7.3(c)

“Per ADS Cash Merger Consideration”	Section 2.1(b)

“Per ADS Merger Consideration”	Section 2.1(b)

“Per ADS Stock Merger Consideration”	Section 2.1(b)

“Per Share Cash Merger Consideration”	Section 2.1(a)

“Per Share Merger Consideration”	Section 2.1(a)

“Per Share Stock Merger Consideration”	Section 2.1(a)

“Permits”	Section 3.10(a)

“Plan of Merger”	Section 1.2

“Pre-Closing Director”	Section 5.16(a)(ii)

“Regulatory Filings”	Section 5.6(b)

“Related Parties”	Section 7.3(f)

“Relevant Matters”	Section 8.11(a)

“Remedies Exceptions”	Section 4.11(b)

“Required Financial Information”	Section 5.16(a)(i)D

“Rules”	Section 8.11(b)

“SAMR”	Section 5.6(b)

“Second Extended Outside Date”	Section 7.1(d)

“Share Certificates”	Section 2.2(b)

“Share Issuance”	Recitals

“Shares”	Section 2.1(a)

“SIAC”	Section 8.11(b)

“SOX”	Section 3.6(f)

“Specified Indebtedness”	Section 5.16(a)(i)E

“Specified Indebtedness Payoff”	Section 5.16(a)(i)E

“Superior Proposal”	Section 5.5(i)(iii)

“Surviving Company”	Recitals

“Takeover Statute”	Section 3.23

“Transactions”	Section 1.1(a)

“Uncertificated Shares”	Section 2.2(b)

8.6 Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.7 Entire Agreement. This Agreement (together with the Exhibits and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.8 No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.10, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the Financing Sources shall be express third-party beneficiaries of Section 7.3(g), Section 7.5, this Section 8.8, Section 8.11(c), Section 8.11(d) and Section 8.14, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and have the express right to enforce the provisions of such Sections pursuant to the terms of The Contracts (Rights of Third Parties Act), 2014. Nothing in this Section 8.8 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Financing Commitment to each other or in connection therewith. The parties hereto agree that the rights, interests or obligations hereunder of any third party beneficiary to this Agreement may not be assigned without the prior written consent of (i) prior to the Closing, Parent and the Company and (ii) following the Closing, Parent.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part, without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.10 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a Person are also to such Person’s successors and permitted assigns. All references in this Agreement to “$” or other monetary amounts refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available,” “provided” and words of similar import refer to documents (i) posted to the data room maintained by the Company or its Representatives in connection with the Transactions and hosted on Intralinks or (ii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one (1) Business Day prior to the date of this Agreement and that were available and accessible to Parent and its Representatives on a continuous basis from and after such posting.

8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims, disputes, controversies and causes of action (whether at Law, in contract, in tort or otherwise) arising in connection with, out of or in any way relating to this Agreement (“Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the Cayman Islands, without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the Cayman Islands; provided, however, that provisions related to the definition or occurrence of a Company Material Adverse Effect or a Parent Material Adverse Effect will be governed by, and construed in accordance with, the law of the state of Delaware.

(b) Subject to paragraph (a) above, any Relevant Matters (except for the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands) shall be submitted to binding arbitration administered by the Singapore International Arbitration Centre (the “SIAC”) and resolved in accordance with the SIAC’s Arbitration Rules in force at the time of the arbitration, excluding the use of expedited procedures, and as may be amended by this Section 8.11 (the “Rules”). The place of arbitration shall be Singapore. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall jointly nominate one Arbitrator; the respondent(s), irrespective of number, shall jointly nominate one Arbitrator; and the third Arbitrator shall be jointly nominated by the party-appointed Arbitrators in consultation with the parties, and shall serve as the president of the arbitration tribunal. If any party fails to nominate their respective party-appointed Arbitrator or if the coarbitrators fail to nominate the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the President of the SIAC’s Court of Arbitration, in accordance with the Rules. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, exclusively for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) Notwithstanding anything herein to the contrary, each of the parties agrees (i) that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources relating to this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York (except as expressly specified in the Debt Commitment Letter, the commitment relating to any alternative financing or in any definitive document related to such financing) and (ii) that it will not bring or support any legal action or proceeding, whether in Law or in equity, whether in contract or in tort or otherwise against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR ANY OTHER RELEVANT MATTER (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY UNDERSTANDS THAT ANY AND ALL DISPUTES WILL BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THIS SECTION 8.11. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(d).

8.12 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.13 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving fraud or a Willful and Material Breach.

8.14 Financing Sources. No Financing Source shall have any liability to the Company or any of its Subsidiaries for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Notwithstanding any provision of this Agreement, in no event shall the Company, its Subsidiaries and its Affiliates and its and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives (each, a “Company Related Party”), and the Company agrees (i) that none of the Financing Sources will have any liability to Company Related Party relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (ii) not to, and to cause its Company Related Parties not to, (x) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (y) seek to enforce the commitment against, make any claims for breach of the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, whether in law or in equity, whether in contract or in tort or otherwise, including in connection with the Debt Commitment Letter or the obligations of Financing Sources thereunder. Nothing in this Section 8.14 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each other or in connection therewith.

(Signature page follows)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

MAXLINEAR, INC.

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

Merger Sub:

SHARK MERGER SUB

By: MaxLinear, Inc., its Director

By:	/s/ Steven G. Litchfield
Name: Steven G. Litchfield
Title: Chief Financial Officer and Chief Corporate Strategy Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

The Company:

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Wallace C. Kou
Name: Wallace C. Kou
Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF

PLAN OF MERGER

(see attached)